UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2026

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01605

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Use of Terms

Unless the context otherwise requires, as used in this report:

●

“ACIC Properties” or “ACP” refers to ACIC Consolidated Properties, LLC, a majority-owned subsidiary of FIC and the intermediate holding company for (i) 717 8th Street, LLC, (ii) 2805 M Street, LLC, and (iii) 810 5th Street, LLC, each of which directly own commercial real estate in the District of Columbia;

●	“the Company,” “we,” “us,” and “our” refer to Forge Group, Inc. and its consolidated subsidiaries;

●	“Department” means the District of Columbia Department of Insurance, Securities and Banking;

●	“ESOP” means our employee stock ownership plan;

●	“FIC” refers to Forge Insurance Company, a licensed property and casualty insurer, and its consolidated subsidiaries;

●	“FRM” refers to Forge Risk Management, Inc., a licensed property and casualty insurance producer;

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Undue reliance should not be placed on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 1-SA constitutes forward-looking information that involves risks and uncertainties. Please see Special Note Regarding Forward-Looking Statements for more information.

Overview

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the Parent Company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company. FIC is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street, LLC, 2805 M Street, LLC, and 810 5th Street, LLC, each of which own commercial real estate in the District of Columbia. References to the Company’s financial information in this report are to the financial information for Forge Group, Inc., FIC, and FRM on a consolidated basis.

Through our wholly owned subsidiaries, we operate as a specialist commercial automobile insurance business. FIC was incorporated in the District of Columbia in 1938 and is rated A- by A.M. Best. As of June 30, 2026, FIC was licensed as a property and casualty insurer in 34 states and the District of Columbia. FIC’s insurance products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2026, FRM was licensed as a property and casualty insurance producer in 34 states and the District of Columbia. Through our wholly owned subsidiaries, we market and underwrite commercial automobile insurance products. We are focused on delivering these commercial automobile insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Historically, we have focused on the public automobile business class segment (“public auto segment”) within the commercial automobile insurance line. In the public auto segment, vehicles are used to transport passengers from one location to another. Specifically, we have historically focused on the following public auto sub-segments: taxi cabs, passenger sedans, golf carts, school vans, and other transportation vehicles. More recently, we have developed commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business segment”).

For the six months ended June 30, 2026, we had net premiums written of $18.7 million, net premiums earned of $17.3 million, and net income attributable to the Company of $1.8 million. For the six months ended June 30, 2025, we had net premiums written of $14.7 million, net premiums earned of $14.8 million, and net income attributable to the Company of $1.2 million.

Principal Revenue and Expense Items

We derive our revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.

Gross and net premiums written

Gross premiums written is equal to direct and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).

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Premium earned

Premium earned is the earned portion of our net premium written. Gross premium written includes all premium recorded by an insurance company during a specified policy period. Insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. At the end of each accounting period, the portion of the premium that is not yet earned is included in unearned premium and is realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1 of a given calendar year, one-half of the premiums would be earned in the calendar year in which the policy was written, and the other half would be earned in the following calendar year.

Net investment income and net realized gains (losses) on investments

We invest our surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid losses and loss adjustment expenses) in cash, cash equivalents, fixed maturity securities, equities, and real estate. Investment income includes interest and dividends earned on invested assets. Net realized gains and losses on invested assets are reported separately from net investment income. We recognize realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognize realized losses when investment securities are sold for an amount less than their cost or amortized cost, as applicable, or when an allowance for credit losses is recognized. Our portfolio of investment securities is managed internally.

Loss and loss adjustment expense

Loss and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.

Amortization of deferred policy acquisition costs and underwriting and administrative expenses

Expenses incurred to underwrite policies are referred to as policy acquisition expenses. Variable policy acquisition costs consist of commission expenses, premium taxes, and certain other underwriting expenses that vary with, and are primarily related to, the writing and acquisition of new and renewal policies. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Fixed policy acquisition costs, referred to herein as underwriting and administrative expenses, are expensed as incurred. These costs include salaries, rent, office supplies, depreciation, and all other operating expenses not otherwise classified separately.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. See Critical Accounting Policies — Income taxes for further discussion.

Key Financial Measures

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to reviewing our financial performance based on results determined in accordance with generally accepted accounting principles in the United States (GAAP), we utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are written premium, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, net premiums written to statutory surplus ratio, underwriting income (loss), net income (loss) and return on average equity.

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We measure growth by monitoring changes in gross premiums written and net premiums written. We measure underwriting profitability by examining loss and loss adjustment expense, underwriting expense, loss and loss adjustment expense ratio, expense ratio, GAAP combined ratio, and underwriting income (loss). We measure consolidated profitability by examining net income (loss).

Premiums written

Gross premiums written represent the premiums from policies written during the period, before taking into account any premiums ceded to reinsurers. Ceded premiums written represent the premiums ceded to reinsurers during the period. Net premiums written represent the premiums from policies written during the period, less any premiums ceded to reinsurers.

Loss and loss adjustment expense ratio

The loss and loss adjustment expense ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned. We measure the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Expense ratio

The expense ratio is the ratio (expressed as a percentage) of underwriting expenses to premiums earned. As described in this report, we define underwriting expenses as policy acquisition costs and other operating expenses attributable to our insurance segment (net of service fee and other income). In calculating our underwriting expenses, we also include the following items: (i) depreciation and amortization expenses attributable to our insurance segment and (ii) rent expense (net of sublease income). The expense ratio measures our operational efficiency in producing, underwriting and administering our insurance business.

GAAP combined ratio

Our GAAP combined ratio is the sum of the loss and loss adjustment expense ratio and the expense ratio and measures our overall underwriting profitability. If the GAAP combined ratio is below 100%, we are making an underwriting profit margin. If the GAAP combined ratio is at or above 100%, we are not profitable without investment income and may not be profitable if investment income is insufficient.

Net premiums written to statutory surplus ratio

The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.

Underwriting income (loss)

Underwriting income (loss) measures the pre-tax profitability of our insurance operations. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from earned premiums.

Net income (loss) and return on equity

We use net income (loss) to measure our profit and return on equity to measure our effectiveness in utilizing equity to generate net income. In determining return on equity for a given year, net income (loss) is divided by the beginning equity for that year.

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Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. Our critical accounting policies are more fully described in Item 2, Management Discussion and Analysis of Financial Condition and Results of Operations presented in our 2025 Annual Report and are incorporated by reference as if set forth herein. There have been no changes in our critical accounting policies since December 31, 2025.

Results of Operations

Our results of operations are influenced by factors affecting the commercial automobile insurance industry in general. The operating results of the United States commercial automobile insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the commercial automobile insurance industry has historically been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced business, which has a negative effect on premium growth. A hard market typically has a positive effect on premium growth.

The major components of operating revenues and net income (loss) for the six months ended June 30, 2026 and 2025 are as follows:

	For the six months ended
	June 30,
(dollars in thousands)	2026	2025

Revenues
Net premiums earned	$17,303	$14,771
Income from real estate held for investment	1,110	1,092
Investment income, net of investment expense	1,011	944
Realized investment gains (losses), net	356	(21)
Unrealized gains (losses) on equity securities, net	(6)	226
Other income	3	43
Total revenues	19,777	17,055

Expenses
Loss and loss adjusting expense	10,624	8,531
Policy acquisition costs and other operating expenses	7,024	6,019
Depreciation and amortization	598	592
Interest expense	566	551
Other expenses	297	116
Total expenses	19,109	15,809

Income before income taxes	668	1,246
Income tax (benefit) expense	(1,067)	4
Net income	1,735	1,242
Net income (loss) attributable to noncontrolling interest	(20)	1
Net income (loss) attributable to Forge Group, Inc	1,755	1,241
Total other comprehensive earnings (loss)	(404)	437
Comprehensive income (loss)	$1,331	$1,679

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Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Premiums

For the six months ended June 30, 2026, our gross premiums written were $20.0 million, compared to $15.7 million for the comparable period in 2025. This represents an increase of $4.3 million, or 27.6%, for the six months ended June 30, 2026, compared to the comparable period in 2025. The increase is primarily due to an increase in the number of active distribution partners. We define active distribution partners as those agencies that have submitted business that has been written by the Company. For the six months ended June 30, 2026, we had 405 active distribution partners compared to 212 for the comparable period in 2025. This represents an increase of 193, or 91%, for the six months ended June 30, 2026, compared to the comparable period in 2025.

For the six months ended June 30, 2026, we ceded to reinsurers $1.3 million of premiums written, compared to $975 thousand for the comparable period in 2025. The increase in ceded premiums written is due to the increase in our gross premiums written. For the six months ended June 30, 2026 and June 30, 2025, ceded premiums written as a percentage of gross premiums written were 6.6% and 6.2%, respectively.

For the six months ended June 30, 2026, our net premiums written were $18.7 million, compared to $14.7 million for the comparable period in 2025. This represents an increase of $4.0 million, or 27.1%, for the six months ended June 30, 2026, compared to the comparable period in 2025. The increase is due to the increase in gross premiums written.

For the six months ended June 30, 2026, our net premiums earned were $17.3 million, compared to $14.8 million for the comparable period in 2025. This represents an increase of $2.5 million, or 17.1%, for the six months ended June 30, 2026 compared to the comparable period in 2025. Premiums are earned ratably over the term of the policy whereas premiums written are recorded on the effective date of the policy.

Income from real estate held for investment

Real estate assets held for the production of income were valued at $28.0 million as of June 30, 2026 and $28.3 million as of December 31, 2025. The Company’s real estate assets generated income of $1.1 million for both the six months ended June 30, 2026 and June 30, 2025.

Investment income and realized gains (losses)

Our investment portfolio, excluding real estate assets held for the production of income, is generally highly liquid and 95.7% and 95.1% of the fixed income portfolio consisted of readily marketable, investment-grade fixed-income securities as of June 30, 2026 and December 31, 2025, respectively. The remainder of the portfolio is generally comprised of unrated fixed income securities, preferred stocks, common stocks, and limited partnership interests in funds which primarily invest in small-capitalization public equities. Net investment income is primarily comprised of interest earned and dividends paid on these securities, net of related investment expenses, and excludes realized gains and losses.

For the six months ended June 30, 2026, net investment income was $1.0 million, compared to $944 thousand for the comparable period in 2025. This represents an increase of $67 thousand, or 7.1%, compared to the comparable period in 2025. This increase is primarily due to an increase in the average balance of fixed maturity securities for the six months ended June 30, 2026 compared to the comparable period in 2025. Excluding real estate held for the production of income, the balance of cash and invested assets was $63.6 million and $60.4 million as of June 30, 2026 and December 31, 2025, respectively.

Unrealized gains (losses) on equity securities, net

For the six months ended June 30, 2026, net unrealized losses on equity securities were $6 thousand, compared to net unrealized gains in equity securities of $0.2 million for the comparable period in 2025. This represents a decrease of $0.2 million compared to the comparable period in 2025. Changes in the value of our equity securities can be unpredictable from period-to-period and generally track the overall performance of major U.S. stock indices.

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Loss and loss adjusting expense

The table below details our unpaid losses and loss adjustment expenses (“LAE”) for the six months ended June 30, 2026 and 2025:

	June 30,
(dollars in thousands)	2026	2025

Unpaid losses and LAE at beginning of year:
Gross	$17,232	$12,344
Ceded	(3,531)	(2,015)
Net	13,701	10,329

Increase (decrease) in incurred losses and LAE:
Current year	10,596	8,857
Prior years	28	(326)
Total incurred	10,624	8,531

Loss and LAE payments for claims incurred:
Current year	3,422	2,973
Prior years	4,074	2,568
Total paid	7,496	5,541
Net unpaid losses and LAE at end of period	16,829	13,319

Unpaid losses and LAE at end of period:
Gross	19,364	15,555
Ceded	(2,535)	(2,236)
Net	$16,829	$13,319

Differences from the initial reserve estimates emerged as changes in the ultimate loss estimates were updated through the reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed and updated in light of additional information, and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is updated until all claims in a defined set are settled. As a small insurer with a narrow product portfolio, our loss and loss adjustment expense experience will ordinarily exhibit fluctuations from period-to-period. While management attempts to identify and react to systematic changes in the loss environment, management must also consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

For the six months ended June 30, 2026, net losses and LAE incurred were $10.6 million, compared to $8.5 million for the comparable period in 2025. The calendar year loss and loss adjustment expense ratios were 61.4% and 57.8% for the six months ended June 30, 2026 and 2025, respectively. For the six months ended June 30, 2026, we experienced net adverse development relative to the December 31, 2025 reserve estimates of $28 thousand, primarily from the 2024 accident year. For the six months ended June 30, 2025, we experienced net favorable development relative to the December 31, 2024 reserve estimates of $326 thousand, primarily from the 2023 accident year.

Policy acquisition costs and other operating expenses

For the six months ended June 30, 2026, our policy acquisition costs and other operating expenses totaled $7.0 million, compared to $6.0 million for the comparable period in 2025. This represents an increase of $1.0 million compared to the comparable period in 2025. The increase was primarily the result of higher commission expenses and other variable costs associated with higher premium revenue.

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Expense ratio

Our expense ratio is calculated by dividing our underwriting expenses by net premiums earned. We use the expense ratio to evaluate the operating efficiency of our insurance operations.

For the six months ended June 30, 2026, our underwriting expenses were $7.2 million, comprised of (i) $7.0 million of policy acquisition costs and other operating expenses, (ii) $134 thousand of depreciation and amortization expense (primarily related to the amortization of intangible assets associated with our acquisition of FRM), (iii) $26 thousand of net lease expenses (lease expense net of sublease income), and (iv) offset by $3 thousand of service fee and other income. For the six months ended June 30, 2025, our underwriting expenses were $6.2 million, comprised of (i) $6.0 million of policy acquisition costs and other operating expenses, (ii) $138 thousand of depreciation and amortization expense (primarily related to the amortization of intangible assets associated with our acquisition of FRM), (iii) $36 thousand of net lease expenses (lease expense net of sublease income), and (iv) offset by $43 thousand of service fee and other income.

For the six months ended June 30, 2026, our expense ratio was 41.5% compared to 41.6% for the comparable period in 2025, which represents a decrease of 0.1%. The decrease is due primarily to growth in our premium revenue while focusing on managing our fixed costs, offset by planned increased spending on people and technology to support future growth. We expect our expense ratio to benefit from premium growth over time.

Underwriting results

The table below details our underwriting results for the six months ended June 30, 2026 and 2025.

	For the six months ended
	June 30,
(dollars in thousands)	2026	2025

Net premiums earned	$17,303	$14,771
Loss and loss adjusting expense	(10,624)	(8,531)
Underwriting expense	(7,181)	(6,150)
Underwriting income (loss)	$(502)	$90

Loss and loss adjustment expense ratio	61.4%	57.8%
Expense ratio	41.5%	41.6%
Combined ratio	102.9%	99.4%

For the six months ended June 30, 2026, we reported an underwriting loss of $0.5 million and a GAAP combined ratio of 102.9%, compared with underwriting income of $0.1 million and a combined ratio of 99.4% for the comparable period in 2025. The change was driven by our loss and loss adjustment expense ratio, which was 61.4% for the six months ended June 30, 2026 compared with 57.8% for the comparable period in 2025.

There has been no change in our underwriting process or standards. Claim frequency for the six months ended June 30, 2026 was consistent with, or better than, the comparable period in 2025. However, we observed greater severity in claims reported during the period, and accordingly selected a more conservative ultimate loss ratio for the 2026 accident year than we selected for the 2025 accident year at the comparable point.

As a small insurer with a narrow product portfolio, our loss and loss adjustment expense ratio can fluctuate significantly between interim periods based on the timing of claims reported and claims settled. Results for an interim period are not necessarily indicative of results for the full year, and the ultimate loss ratio for the 2026 accident year will continue to be evaluated as claims develop.

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Income tax expense (benefit)

For the six months ended June 30, 2026, we reported a net income tax benefit of $1.1 million. This amount reflects a $1.2 million deferred income tax benefit driven by the release of our $1.4 million valuation allowance, partially offset by deferred income tax expense on earnings for the period, together with $143 thousand of federal income tax expense and $38 thousand of state income tax expense.

We operated at a net loss for several years and, as of December 31, 2025, maintained a full valuation allowance of $1.4 million against our net deferred tax assets. During the six months ended June 30, 2026, we emerged from a three-year cumulative pre-tax loss position. After weighing the available positive and negative evidence — including our cumulative pre-tax earnings over the most recent three-year period, the sustained improvement in underwriting results and growth in net premiums earned, projected future taxable income, the scheduled reversal of existing taxable temporary differences, and the annual limitation on and expiration periods of our net operating loss carryforwards — we concluded that realization of our deferred tax assets is more likely than not and released the valuation allowance in full. No valuation allowance remained as of June 30, 2026. Our assessment requires significant judgment, and a valuation allowance may be required in future periods if actual results differ from our projections of future taxable income or our expectations regarding utilization of our carryforwards change.

Although we have significant net operating loss carryforwards available, our ability to use them to offset taxable income is subject to limitations. Our remaining NOLs were generated by our insurance company subsidiary and, under Section 172(b)(1)(C) of the Internal Revenue Code, may be carried forward twenty years from the year in which they arose, beginning to expire in 2037. They are subject to an annual utilization limit under Section 382 as a result of an ownership change that occurred in March 2022, and to separate return limitation year rules that generally restrict their use to offsetting taxable income generated by that subsidiary. As a result of these limitations, we recognized federal income tax expense for the six months ended June 30, 2026 notwithstanding our cumulative NOL position, and we expect to continue to incur federal income tax expense in future periods in which taxable income exceeds the carryforwards available for use.

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Financial Position

The major components of our assets and liabilities as of June 30, 2026 and December 31, 2025 are as follows:

	As of
	June 30,	December 31,
(dollars in thousands)	2026	2025

Assets
Investments and cash:
Fixed maturity, at fair value (amortized cost - $42,544 at June 30, 2026 and $33,014 at December 31, 2025)	$41,873	$32,840
Redeemable preferred stock, at fair value	-	591
Perpetual preferred stock, at fair value	-	91
Common stock, at fair value	1,868	1,862
Other invested assets	5,894	5,586
Real estate held for the production of income, net	28,012	28,319
Short-term investments	1,041	1,021
Cash, cash equivalents and restricted cash	12,914	18,450
Total investments and cash	91,602	88,760

Accrued investment income	377	310
Premiums and reinsurance balances receivable	12,449	12,215
Ceded unearned premiums	178	114
Reinsurance balances recoverable on unpaid losses	2,535	3,531
Deferred policy acquisition costs	616	528
Straight line rent receivable	2,612	2,466
Leases in place	1,985	2,091
Right-of-use asset, net	124	146
Goodwill and other intangibles	5,408	5,542
Federal income tax receivable	354	281
Deferred income tax asset, net	1,573	217
Defined benefit plan surplus	556	535
Other assets	1,098	1,052
Total assets	$121,467	$117,788

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjusting expenses	$19,364	$17,232
Unearned premiums	19,306	17,844
Reinsurance balances payable	4	55
Notes payable	24,032	24,878
Accrued expenses	3,251	3,597
Operating lease liability	130	143
Other liabilities	504	572
Total liabilities	66,591	64,321

Mezzanine equity:
Preferred stock	-	-
Additional paid-in capital	5,227	5,227
Stockholders' equity:
Common stock	21	21
Treasury stock	(283)	(283)
Additional paid-in capital	17,195	16,937
Unearned employee stock ownership plan shares	(1,218)	(1,218)
Retained earnings	34,374	32,853
Accumulated other comprehensive income (loss), net of tax	(1,181)	(776)
Non-controlling interest	741	706
Total equity	54,876	53,467
Total liabilities and equity	$121,467	$117,788

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Unpaid losses and LAE

Our reserves for unpaid loss and LAE are summarized below:

	As of
	June 30,	December 31,
(dollars in thousands)	2026	2025

Case reserves	$11,171	$10,989
IBNR reserves	5,658	2,712
Net unpaid loss and LAE	16,829	13,701
Reinsurance recoverable on unpaid loss and LAE	2,535	3,531
Gross reserves for unpaid loss and LAE	$19,364	$17,232

Actuarial ranges

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of our actuary and management. The following table provides case and IBNR reserves for losses and loss adjustment expenses as of June 30, 2026 and December 31, 2025.

As of June 30, 2026
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves

Commercial auto liability	$10,489	$5,272	$15,761
Commercial auto physical damage	682	386	1,068
Total net amount	11,171	5,658	16,829
Reinsurance recoverables	1,206	1,329	2,535
Total gross amounts	$12,377	$6,987	$19,364

As of December 31, 2025				Actuarially Determined
				Range of Estimates
	Case	IBNR	Total
(dollars in thousands)	Reserves	Reserves	Reserves	Low	High

Commercial auto liability	$10,536	$2,612	$13,148	$10,898	$12,224
Commercial auto physical damage	453	100	553	1,341	1,595
Total net amount	10,989	2,712	13,701	12,239	13,819
Reinsurance recoverables	2,263	1,268	3,531	3,320	4,174
Total gross amounts	$13,252	$3,980	$17,232	$15,559	$17,993

On an annual basis, our independent actuary completes an actuarial review of our reserves. As part of this annual reserve review, our actuary determined a range of reasonable reserve estimates which reflect the uncertainty inherent in the loss reserving process. This range does not represent the range of all possible outcomes. We believe that the actuarially determined ranges represent reasonably likely loss and LAE estimates; however actual results could differ significantly from these estimates. The range was determined by line of business and accident year after a review of the output generated by the various actuarial methods utilized. The actuary reviewed the variance around the selected loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on their knowledge and judgment. In addition, when selecting these low and high estimates, the actuary considered:

●	historical industry development experience in our business line;
●	historical company development experience;

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●	the impact of court decisions on insurance coverage issues, which can impact the ultimate cost of settling claims;
●	changes in our internal claims processing policies and procedures; and
●	trends and risks in claim costs, such as risk that medical cost inflation could increase.

Our actuary is required to exercise a considerable degree of judgment in the evaluation of all of these and other factors in the analysis of our loss and LAE reserves, and related range of anticipated losses. Because of the level of uncertainty impacting the estimation process, it is reasonably possible that different actuaries would arrive at different conclusions. The method of determining the reserve range has not changed and the reserve range generated by our actuary is consistent with the observed development of our loss reserves over the last few years.

The width of the range in reserves arises primarily because specific losses may not be known and reported for some period and the ultimate losses paid and loss adjustment expenses incurred with respect to known losses may be larger than currently estimated. The ultimate frequency or severity of these claims can be very different than the assumptions we used in our estimation of ultimate reserves for these exposures.

Specifically, the following factors could impact the frequency and severity of claims, and therefore, the ultimate amount of loss and LAE paid:

●	the rate of increase in labor costs, medical costs, and material costs that underlie insured risks;
●	development of risk associated with our expanding producer relationships and our growth in new states or states where we currently have small market share; and
●	impact of changes in laws or regulations.

The estimation process for determining the liability for unpaid loss and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development). For the six months ended June 30, 2026, we experienced net adverse development on prior year reserves of $28 thousand, primarily related to 2024 accident year claims. For the six months ended June 30, 2025, we experienced net favorable development of $0.3 million, primarily related to 2023 accident year claims.

Investments

Our fixed maturity and equity securities investments are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on our fixed maturity investments, net of applicable income taxes, are reflected directly in equity as a component of comprehensive income (loss) and, accordingly, have no effect on net income (loss). Changes in fair value of equity securities are recognized as a component of current earnings. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold or when a credit loss allowance is recognized.

Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.

At June 30, 2026, our fixed maturity portfolio had net unrealized losses of $0.7 million compared to net unrealized losses of $0.2 million at December 31, 2025. Our unrealized position reflects the overall moderate increase in market interest rates in the first six months of 2026.

12

The Company monitors the credit quality of our fixed maturity investments each reporting period to assess whether it is probable that we will receive contractual cash flows in the form of principal and interest in accordance with the terms of each security. This evaluation is conducted under the credit loss framework described below.

As of June 30, 2026, the available-for-sale portfolio contained 285 securities in an unrealized loss position, 16 of which had been in a continuous unrealized loss position for 12 months or longer, representing $0.6 million in unrealized losses. As of December 31, 2025, the available-for-sale portfolio contained 68 securities in an unrealized loss position, 29 of which had been in a continuous unrealized loss position for 12 months or longer, representing $0.6 million in unrealized losses. All fixed maturity securities in the portfolio continue to pay expected coupon payments in accordance with their contractual terms.

Under ASC 326, Financial Instruments — Credit Losses, we evaluate available-for-sale fixed maturity securities for credit losses when fair value is below amortized cost. If we intend to sell a security, or if it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. If neither condition is met, we evaluate whether a credit loss exists by comparing the present value of expected future cash flows to the amortized cost basis of the security.

If a credit loss is identified, it is recognized through an allowance for credit losses, limited to the amount by which amortized cost exceeds fair value, with the corresponding charge recognized in earnings. Subsequent improvements or deteriorations in expected cash flows result in adjustments to the allowance, which are also recognized through earnings. Unrealized losses attributable to non-credit factors, such as changes in market interest rates, are recognized in other comprehensive income (loss). The recognition of a credit loss allowance does not reduce the amortized cost basis of the security.

We assess the need for a credit loss allowance each reporting period using both quantitative and qualitative criteria. The following key factors are considered in determining whether a credit loss exists:

●	The extent to which fair value is below amortized cost;
●	Adverse changes in the expected cash flows of the security;
●

The occurrence of a discrete credit event, such as the issuer defaulting on a material obligation, seeking protection under bankruptcy laws, or proposing a reorganization under which creditors would receive cash or securities with a fair value substantially below par value;

●	The probability of recovering the entire amortized cost basis prior to maturity; and
●	Our intent and ability to hold the security until recovery or maturity.

Quantitative and qualitative criteria are applied to varying degrees depending on the sector in which the analysis is being performed, as described below.

Corporate Securities

We perform a qualitative and quantitative evaluation of corporate securities where fair value is below amortized cost to assess whether a credit loss exists. The analysis begins with an assessment of the issuer's industry position and competitive dynamics, including factors supporting the issuer's underlying profit structure (e.g., reserve profile for exploration and production companies), competitive advantages (e.g., distribution network), and management strategy. We also evaluate trends in return on invested capital as an indicator of the issuer's ability to generate sufficient cash flows to service its obligations. Additional factors considered include the issuer's liquidity position, asset values, and cash flow generation capacity.

Municipal Securities

We evaluate municipal securities where fair value is below amortized cost on both a quantitative and qualitative basis. The analysis includes an assessment of the specific factors contributing to the unrealized loss position and whether the present value of expected cash flows supports recovery of the full amortized cost basis. Where expected cash flows indicate full recovery, no credit loss allowance is established and the unrealized loss remains in other comprehensive income (loss).

13

Asset-Backed Securities

For asset-backed securities, we use a cash flow-based analytical approach that relies on actual six-month average collateral performance measures — including voluntary prepayment rates, gross default rates, and loss severity — sourced from third-party data providers or remittance reports. These measures are applied on a forward-looking basis throughout the remaining term of the transaction using forecasted cash flows, which are then run through the transaction's structural waterfall — reflecting priority of payments, subordination levels, and performance triggers — to determine whether projected losses are expected to result in a shortfall to the tranche being evaluated ("Loss to Tranche"). Where the present value of expected cash flows is less than the amortized cost basis, a credit loss allowance is established for the shortfall, subject to the limitation that the allowance may not exceed the amount by which amortized cost exceeds fair value.

Based on our evaluation, for all fixed income securities in a loss position on June 30, 2026 and December 31, 2025, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, we have determined that no allowance for credit losses is required as of June 30, 2026 and December 31, 2025.

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

●	Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

●

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

●

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

●

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

●

Corporate, Agencies, and Municipal Bonds: The pricing source employs a multi-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

14

●

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral.

To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborating and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

●

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

The schedule below summarizes the fair values of those fixed maturity securities and redeemable preferred stock in an unrealized loss position at June 30, 2026 and December 31, 2025. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

(dollars in thousands)	As of June 30, 2026
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses
Fixed maturity securities:
U.S. government	$149	$-	$555	$(81)	$704	$(81)
Municipal bonds - general obligations	4,741	(62)	1,286	(24)	6,027	(86)
Municipal bonds - special revenue	6,125	(84)	2,392	(91)	8,517	(175)
Corporate bonds - industrial and misc	8,364	(56)	571	(137)	8,935	(193)
Asset backed securities	566	(10)	898	(302)	1,464	(312)
Total fixed maturity securities	$19,945	$(212)	$5,702	$(635)	$25,647	$(847)
Redeemable preferred stock	-	-	-	-	-	-
Total temporarily impaired AFS securities	$19,945	$(212)	$5,702	$(635)	$25,647	$(847)

(dollars in thousands)	As of December 31, 2025
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses
Fixed maturity securities:
U.S. government	$-	$-	$559	$(73)	$559	$(73)
Municipal bonds - general obligations	853	(10)	1,422	(24)	2,275	(34)
Municipal bonds - special revenue	904	(9)	3,532	(79)	4,436	(88)
Corporate bonds - industrial and misc	2,376	(24)	1,180	(151)	3,556	(175)
Asset backed securities	76	(1)	898	(302)	974	(303)
Total fixed maturity securities	$4,209	$(44)	$7,591	$(629)	$11,800	$(673)
Redeemable preferred stock	-	-	591	(9)	591	(9)
Total temporarily impaired AFS securities	$4,209	$(44)	$8,182	$(638)	$12,391	$(682)

15

Other Investments

To diversify its investment portfolio and improve expected returns, the Company has made noncontrolling investments (typically less than 5%) in a number of unaffiliated, specialized equity investment vehicles (limited partnerships) which are included in other invested assets. Other invested assets are broadly diversified and in the aggregate these investments represent less than 7% of the Company's total investments and cash. The limited partnerships generally restrict or preclude redemptions during a lock-up period, typically one to three years from the date of investment. Following the expiration of any applicable lock-up period, withdrawals or redemptions generally require 30 to 90 days' advance notice and are permitted on dates ranging from month-end to annually, though typically at quarter-end. Because these investments do not have a readily determinable fair value, the Company measures them at net asset value per share (or its equivalent) as a practical expedient, in accordance with ASC 820, Fair Value Measurement.

The Company holds a minority equity interest in an unaffiliated holding company, Ensurise Investors, Inc (“Holdco”). Holdco was formed to facilitate the acquisition of Ensurise LLC, a Virginia limited liability company engaged in independent insurance agency operations. The investment does not have a readily determinable fair value as the equity units are not traded on an active market. In accordance with ASC 321, Investments — Equity Securities, the Company has elected to measure this investment using the measurement alternative, whereby the investment is carried at cost, adjusted for any observable price changes in orderly transactions for identical or similar investments of the same issuer, less any impairment.

The Company holds a membership interest in CSE Credit Tenant Fund V, LLC ("CSE Fund V"), a North Carolina limited liability company organized in October 2024 to acquire and develop single-tenant and credit tenant-anchored commercial real estate properties through project-level subsidiaries. The Company’s interest represents less than 3% of the fund's outstanding Class A Units, and the Company does not have the ability to exercise significant influence over the operating and financial policies of the fund. The interest is not traded on an active market and does not have a readily determinable fair value. Accordingly, the investment is carried at cost, adjusted for any observable price changes in orderly transactions for identical or similar interests of the same issuer, less any impairment, consistent with the measurement alternative in ASC 321, Investments — Equity Securities. Under the fund's operating agreement, Class A Members are entitled to a preferred priority return of 14% per annum, simple and uncompounded, on contributed and unreturned capital, followed by a return of that capital, in each case payable only from proceeds of the sale or refinancing of the underlying projects; the preferred return is not guaranteed and is not accrued by the Company. No observable price changes or indicators of impairment were identified during the period. As of June 30, 2026, the Company had a carrying value of $0.2 million in CSE Fund V and a remaining unfunded commitment of $0.3 million.

The Company holds a minority equity investment in Trustar Bank ("Trustar"), a related-party community bank serving the Washington, D.C. metropolitan area. Trustar is a related party because certain members of the Company's board of directors also serve as directors and/or officers of Trustar. The Company has representation on Trustar's board of directors and accordingly has determined that it has the ability to exercise significant influence over Trustar's operating and financial policies. This investment is accounted for under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

As of June 30, 2026, the Company had an unfunded commitment of $0.6 million to Mutual Capital Investment Fund, LP ("MCIF"), against a total approved commitment of $2.5 million, with a carrying value of $2.2 million. MCIF is also a related party of the Company. MCIF is the Company's largest stockholder, and Jason K. Wolfe, a director of the Company, serves as President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC ("MCIA"), the investment advisor to MCIF. The Company's investment in MCIF is accounted for at net asset value as a practical expedient in accordance with ASC 820, Fair Value Measurement.

16

Deferred policy acquisition costs

Certain direct acquisition costs consisting of commissions, premium taxes and certain other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. As of June 30, 2026 and December 31, 2025, deferred acquisition costs and the related unearned premium reserves, which does not include ceded unearned premiums, were as follows:

	As of	As of
(dollars in thousands)	June 30, 2026	December 31, 2025

Deferred policy acquisition costs, net	$616	$528
Unearned premium reserves	$19,306	$17,844

The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, loss and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected loss and loss adjustment expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period that includes the enactment date. Our provision for income taxes for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items recognized in the period in which they occur.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income and to assess the amount of net operating loss carryforwards available for utilization in future periods, which is subject to an annual limitation under Section 382 of the Internal Revenue Code and to the twenty-year carryforward period applicable to losses of our insurance company subsidiary. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed continually as regulatory and business factors change.

During the six months ended June 30, 2026, we released our valuation allowance in full based on our conclusion that realization of our deferred tax assets is more likely than not. Any reduction in estimated future taxable income, or any change in our expectations regarding the utilization of our net operating loss carryforwards, may require us to record a valuation allowance against our deferred tax assets in future periods.

As of June 30, 2026 and December 31, 2025, we had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2023 through 2025 are open for examination.

Other assets

As of June 30, 2026 and December 31, 2025, other assets totaled $1.1 million for each measurement date.

17

Right-of-use asset and operating lease liability

The Company previously leased three office suites totaling 9,544 square feet in Chevy Chase, Maryland under an operating lease that commenced in July 2016 with an original 15-year term and an early termination option after the 10th lease year. The lease provided for a 2.5% annual increase in base rent on each anniversary of the lease commencement date. In accordance with ASC 842, Leases, the Company recorded an operating lease right-of-use asset and corresponding lease liability representing the discounted present value of future lease payments. On June 30, 2025, the Company exercised the early termination option, eliminating all remaining lease obligations related to the Chevy Chase premises as of that date.

Prior to the full lease termination, the Company had subleased the entire Chevy Chase office space under three separate sublease agreements. The first sublease commenced October 1, 2017, and was amended in 2024 to expire concurrently with the Company's early termination date of June 30, 2025. The second sublease commenced July 1, 2021, and expired June 30, 2024. In connection with the expiration of the second sublease, the landlord agreed to accept an early surrender of that portion of the leased premises effective September 30, 2024, in order to accommodate a new tenant, which resulted in a partial termination of the Company's head lease. In accordance with ASC 842, the Company remeasured and reduced its operating lease liability and right-of-use asset to reflect the surrender of that portion of the premises and recognized an immaterial gain on partial lease termination. The third sublease commenced June 1, 2022, and expired May 31, 2025. Sublease income was recognized on a straight-line basis over the respective sublease terms.

Consistent with the Company's expectation to exercise the early termination option, the Company had previously reduced the operating lease liability to the present value of committed future payments through the early termination date and recognized an impairment of the right-of-use asset in accordance with ASC 360, Property, Plant and Equipment, reducing its carrying value to zero. Upon exercise of the early termination option on June 30, 2025, the Company had no remaining right-of-use assets or lease liabilities related to the Chevy Chase premises.

In 2022, the Company entered into a lease for a 1,579-square-foot office suite in Bethesda, Maryland. This operating lease, as originally executed, was set to expire January 31, 2026, and provided for a 3.25% annual increase in base rent on each anniversary of the commencement date. In August 2025, the Company executed a lease amendment extending the term through January 31, 2029, with a 3.00% annual increase in base rent on each anniversary of the commencement date. In accordance with ASC 842, the Company remeasured its right-of-use asset and lease liability upon execution of the amendment in August 2025 to reflect the modified lease terms.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of June 30, 2026, and December 31, 2025:

As of June 30, 2026
Operating
(dollars in thousands)	Lease

Right-of-use asset	$160
Accumulated amortization	(36)
Right-of-use asset, net	$124
Operating lease liability	$130

As of December 31, 2025
Operating
(dollars in thousands)	Lease

Right-of-use asset	$160
Accumulated amortization	(14)
Right-of-use asset, net	$146
Operating lease liability	$143

18

We had lease expense of $26 thousand and $99 thousand for the six months ended June 30, 2026 and 2025, respectively. In addition, we had sub-lease income of $0 and $62 thousand for the six months ended June 30, 2026 and 2025, respectively, resulting in a net lease expense of $26 thousand and $36 thousand for the six months ended June 30, 2026 and 2025, respectively.

The components of lease expense and supplemental cash flow information related to leases as of June 30, 2026 and December 31, 2025 are as follows:

	June 30,	December 31,
(dollars in thousands)	2026	2025

Cash paid for leases	$17	$298
Remaining lease term (years)	2.58	3.08
Weighted average annual discount rate	5.60%	5.60%

	June 30,	December 31,
(dollars in thousands)	2026	2025

Sum of remaining payments	$141	$157
Less: imputed interest	(11)	(14)
Operating lease liability, net	130	143

Future minimum lease payments for the lease outlined above as of June 30, 2026 are as follows:

Minimum
(dollars in thousands)	Commitments

2026	$21
2027	57
2028	58
2029	5
Thereafter	-
$141

Liquidity and Capital Resources

We generate funds from our operations and maintain a high degree of liquidity in our investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.

We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. We maintain a portion of our investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

19

Cash flows from continuing operations for the six months ended June 30, 2026 and 2025 were as follows:

	For the six-months ended
	June 30,
(dollars in thousands)	2026	2025

Cash flows provided by operating activities	$4,101	$4,978
Cash flows used in investing activities	(8,559)	(3,979)
Cash flows used in financing activities	(1,079)	(595)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(5,537)	$404

Net cash provided by operating activities was $4.1 million for the six months ended June 30, 2026, compared with $5.0 million for the same period in 2025. The decrease of $0.9 million for the six months ended June 30, 2026 occurred despite a $0.5 million increase in net income attributable to Forge Group, Inc for the same period. Much of that increase is attributable to a $1.2 million deferred income tax benefit arising from the release of the Company's valuation allowance, which provided no cash during the period. Operating cash flow for the six months ended June 30, 2026 was further reduced by a $1.9 million unfavorable change in premiums and reinsurance balances receivable and by a slower rate of growth in unpaid losses and loss adjustment expenses, which contributed $1.1 million less than in the prior year period. These decreases were partially offset by a $1.5 million increase in unearned premiums, reflecting growth in written premium, and a $1.2 million increase in reinsurance balances recoverable on unpaid losses for the six months ended June 30, 2026.

Net cash used in investing activities was $8.6 million for the six months ended June 30, 2026, compared with $4.0 million in the prior-year period. The increase reflects the deployment of cash balances into the investment portfolio. Purchases of investments totaled $19.8 million for the six months ended June 30, 2026, compared with $5.0 million in the prior-year period, partially offset by proceeds from sales, maturities and calls of $11.3 million for the six months ended June 30, 2026, compared with $1.0 million in the prior-year period.

Net cash used in financing activities was $1.1 million for the six months ended June 30, 2026, compared with $0.6 million in the prior-year period. The increase is primarily attributable to the refinancing of the 2805 M Street mortgage in May 2026, under which the Company repaid the $2.5 million outstanding balance of the prior loan, drew $2.0 million under a new mortgage and paid $0.1 million of debt issuance costs. The prior-year period included $0.1 million of proceeds from the exercise of stock options and $0.1 million of treasury stock repurchases, neither of which recurred in 2026.

Cash, cash equivalents and restricted cash totaled $12.9 million at June 30, 2026, compared with $18.5 million at December 31, 2025. The decrease reflects the deployment of cash balances into longer-duration investments rather than a decline in operating cash generation.

On a stand-alone basis, the Parent Company's principal sources of liquidity are dividends and other fees received from FIC and FRM. Amounts received from subsidiaries are eliminated in consolidation and are not reflected in the consolidated statements of cash flows discussed above. FIC is restricted by the insurance laws of the District of Columbia as to the amount of dividends or other distributions it may pay to us. FIC may pay an ordinary dividend after providing notice to, but without the prior approval of, the District of Columbia Department of Insurance, Securities and Banking (the "Department") in an amount not to exceed the lesser of (i) 10% of the surplus as regards policyholders of FIC as reported on its most recent annual statement filed with the Department, or (ii) the statutory net income of FIC for the period covered by such annual statement. A dividend that exceeds that threshold is considered "extraordinary" and may not be paid until it has been approved by, or the applicable waiting period has passed without disapproval by, the Department. FIC is required to provide notice of a proposed extraordinary dividend to the Department at least 30 days prior to payment, and notice of a proposed ordinary dividend at least 10 days prior to payment. The Department has the power to limit or prohibit a dividend payment if FIC is in violation of any applicable law or regulation. These restrictions, or any restrictions subsequently imposed, may affect our future liquidity. In the six-month period ended June 30, 2026, FIC paid an ordinary dividend of $1.5 million to the Parent Company. FIC did not pay a dividend in the six-month period ended June 30, 2025.

20

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital reserves.

Quantitative and Qualitative Information about Market Risk

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: (i) interest rate risk, (ii) credit risk and (iii) equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the fair value of these securities.

The average maturity of the debt securities in our investment portfolio at June 30, 2026, was 4.6 years. Our debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors.

Fluctuations in near-term interest rates could have an impact on our results of operations and cash flows. Certain of these securities may have call features. In a declining interest rate environment these securities may be called by their issuer and replaced with securities bearing lower interest rates. If we are required to sell these securities in a rising interest rate environment, we may recognize losses.

As a general matter, we attempt to match the durations of our assets with the durations of our liabilities. Our investment objectives include maintaining adequate liquidity to meet our operational needs, optimizing our after-tax investment income, and our after-tax total return, all of which are subject to our tolerance for risk.

The table below shows the interest rate sensitivity of our fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of our investment securities that are subject to interest rate changes) as of June 30, 2026:

(dollars in thousands)	As of June 30, 2026
	Estimated
	Change in	Fair
Hypothetical Change in Interest Rates	Fair Value	Value

200 basis point increase	$(3,284)	$38,589
100 basis point increase	$(1,694)	$40,179
No change	$-	$41,873
100 basis point decrease	$1,798	$43,671
200 basis point decrease	$3,700	$45,573

21

Impact of Inflation

Inflation increases our customers’ needs for property and casualty insurance coverage due to the increase in the value of the property covered and any potential liability exposure. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of losses and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, we attempt to anticipate the potential impact of inflation when establishing rates.

Real Estate Held for the Production of Income

FIC owns 92.3% of ACIC Consolidated Properties, LLC (“ACIC Properties”), the intermediate holding company for 717 8th Street, LLC, 2805 M Street, LLC, and 810 5th Street, LLC. Through its wholly owned subsidiaries, ACIC Properties owns and leases three commercial real estate properties located in the District of Columbia. The properties are leased to tenants and the leases are primarily triple net with various lease terms.

FIC has determined that ACIC Properties' commercial leases should be treated as "operating leases" for purposes of GAAP, and operating lease income is recognized on a straight-line basis over the life of the leases. Where rent is billed on an escalating or otherwise uneven schedule, income is recognized evenly over the lease term, and the cumulative difference between rent billed and rental income recognized is recorded as a straight-line rent receivable. Rental income recognized on a straight-line basis was $1.1 million for each of the six months ended June 30, 2026 and 2025.

The properties are comprised of the following as of June 30, 2026 and December 31, 2025.

	June 30,	December 31,	Depreciable
(dollars in thousands)	2026	2025	lives

Land	$12,000	$12,000
Building and improvements	21,457	21,457	39 years
Leasehold/tenant improvements	931	931	15 years
Furniture, fixtures & equipment	1,081	1,081	7 years
Real estate held for the production of income	35,469	35,469
Accumulated depreciation	(7,457)	(7,150)
Real estate held for the production of income, net	$28,012	$28,319

Depreciation expense for each of the six months ended June 30, 2026 and 2025 was $306 thousand.

810 5th Street, LLC, a wholly owned subsidiary of ACIC Properties, has a commercial mortgage loan (the "810 5th Mortgage") with a financial institution that matures in February 2036 and bears interest at a fixed rate of 4.15% per annum. A balloon payment of $9.1 million is due at maturity. Debt service payments equal to 95% of 810 5th Street, LLC's net rental proceeds, less an amount for replacement reserves and fees, are due monthly. The 810 5th Mortgage is secured by the real property held by 810 5th Street, LLC and by lender-controlled restricted cash accounts, and is not guaranteed by FIC. Under the loan agreement, 810 5th Street, LLC maintains a debt service reserve of $136 thousand and $132 thousand as of June 30, 2026 and December 31, 2025, respectively, and a replacement reserve of $127 thousand and $120 thousand as of those dates. The replacement reserve may be used only to fund approved capital expenditures at the property. The property held by 810 5th Street, LLC is leased to a single tenant, the District of Columbia, on a triple-net basis. The initial term of the lease expires in February 2036, at which time the tenant has an option to extend the term of the lease for an additional five years. As of June 30, 2026 and 2025, monthly debt service payments were $135 thousand and $131 thousand, respectively. The outstanding balance of the 810 5th Mortgage was $20.8 million and $21.1 million as of June 30, 2026 and December 31, 2025, respectively, before netting unamortized finance costs of $0.8 million and $0.9 million, respectively.

22

2805 M Street, LLC, a wholly owned subsidiary of ACIC Properties, previously maintained a commercial mortgage loan (the "Old 2805 M Mortgage") with a financial institution requiring monthly payments of $19 thousand. The Old 2805 M Mortgage was scheduled to mature in November 2025 and carried an interest rate of 4.25%. In November 2025, the maturity date was extended to February 2026 and the interest rate increased to 6.50%. In March 2026, 2805 M Street, LLC obtained an additional 90-day extension while completing the refinancing process. The outstanding balance on the Old 2805 M Mortgage was $0 and $2.5 million as of June 30, 2026 and December 31, 2025, respectively, net of unamortized finance costs of $0 for both periods reported. Finance costs incurred in connection with obtaining the Old 2805 M Mortgage were amortized over its term.

In May 2026, 2805 M Street, LLC refinanced the Old 2805 M Mortgage and obtained a new commercial mortgage loan (the "New 2805 M Mortgage") with an original principal balance of $2.0 million. The New 2805 M Mortgage bears interest at a fixed rate of 6.93% and requires monthly payments of principal and interest based on a 25-year amortization schedule. The New 2805 M Mortgage matures in May 2029, at which time the remaining principal balance becomes due, and includes a one-year extension option, subject to the satisfaction of certain conditions specified in the loan agreement. The New 2805 M Mortgage is secured by the real property owned by 2805 M Street, LLC and is guaranteed by Patrick J. Bracewell, the Company's Chairman, President and Chief Executive Officer. Mr. Bracewell received no guaranty fee or other consideration from 2805 M Street, LLC or the Company in connection with providing this guaranty. Finance costs incurred in connection with obtaining the New 2805 M Mortgage are being amortized over its term.

In connection with the refinancing, 2805 M Street, LLC deposited $475 thousand into an interest-bearing cash collateral account. As of June 30, 2026, the balance of the cash collateral account, including accrued interest, totaled $476 thousand. Under the terms of the New 2805 M Mortgage, the funds may be released upon the commencement of a qualifying lease extension with the existing first-floor tenant or upon execution and commencement of a qualifying replacement lease. The funds may also be used to fund tenant improvements and leasing commissions associated with a qualifying replacement lease. If the specified leasing conditions are not met, the funds will remain pledged as collateral under the New 2805 M Mortgage. In addition, 2805 M Street, LLC is required to maintain lender-controlled escrow accounts for certain property-related obligations. As of June 30, 2026, escrow deposits totaled $32 thousand.

The New 2805 M Mortgage contains customary financial and operating covenants and grants the lender a right of setoff with respect to certain deposit accounts maintained by the borrower. The outstanding balance of the New 2805 M Mortgage was $2.0 million at June 30, 2026, before netting unamortized financing costs of $64 thousand.

In April 2026, the ground-floor tenant at the real property owned by 2805 M Street, LLC provided notice purporting to terminate its lease. 2805 M Street, LLC, as landlord, disputes the validity of the termination and has rejected it as ineffective. The matter is not the subject of any litigation as of the date of this report, and while 2805 M Street, LLC currently expects the matter to be resolved through a negotiated settlement, there can be no assurance that a settlement will be reached or as to the timing or terms of any resolution.

717 8th Street, LLC maintains a commercial mortgage loan (the "717 8th Mortgage") with Trustar Bank, a related party in which the Company holds a minority equity interest and has board representation. The 717 8th Mortgage was originated in November 2025 to refinance a maturing loan. The 717 8th Mortgage has a principal balance of $2.2 million and bears interest at a fixed rate of 6.27%. Monthly interest-only payments are due during the first year; beginning in the second year, monthly payments of principal and interest are due based on a 25-year amortization schedule. The 717 8th Mortgage matures in November 2030, at which time the remaining principal balance becomes due, and contains an option to extend the maturity date for an additional five years, subject to certain terms and conditions. The 717 8th Mortgage is secured by the real property held by 717 8th Street, LLC and is guaranteed by the Parent Company. Under the terms of the 717 8th Mortgage, the lender has been granted a right of setoff with respect to deposit accounts held by the borrower and its affiliates. The outstanding balance of the 717 8th Mortgage was $2.2 million as of June 30, 2026 and December 31, 2025, before netting unamortized finance costs of $36 thousand and $43 thousand, respectively. Financing costs incurred in connection with obtaining the 717 8th Mortgage are being amortized over its term using the effective interest method. The property held by 717 8th Street, LLC is leased to a commercial tenant on a triple-net basis.

23

Debt maturity as of June 30, 2026 and December 31, 2025 is summarized as follows:

	June 30,	December 31,
(dollars in thousands)	2026	2025

Current maturity	$845	$3,283
Current portion of unamortized finance costs	(117)	(96)
Current maturity, net of unamortized finance costs	728	3,187
Long-term maturity	24,129	22,524
Long-term portion of unamortized finance costs	(825)	(833)
Long-term maturity, net of unamortized finance costs	23,304	21,691
Notes payable	$24,032	$24,878

Debt maturities as of June 30, 2026, for the twelve-month periods ending June 30, were as follows:

(dollars in thousands), for the twelve-month period ending June 30

2027	$845
2028	948
2029	2,942
2030	1,105
2031	3,215
Thereafter	15,919
Total notes payable	24,974
Unamortized finance costs	(942)
Notes payable, net of unamortized finance costs	$24,032

Future rental income from non-cancellable operating leases as of June 30, 2026, for the twelve-month periods ending June 30, was as follows:

(dollars in thousands), for the twelve-month period ending June 30

2027	$2,068
2028	2,173
2029	1,908
2030	1,902
2031	1,959
Thereafter	9,942
Future rental income from non-cancellable operating leases	$19,952

As mentioned above, in April 2026 the ground-floor tenant at the real property owned by 2805 M Street, LLC provided notice purporting to terminate its lease, which 2805 M Street, LLC disputes and has rejected as ineffective. The tenant paid rent through April 2026 but did not pay base rent or triple-net expense reimbursements due for May and June 2026. For the six months ended June 30, 2026, the Company continued to recognize lease income under the lease and recorded an allowance against accounts receivable for the full $44 thousand billed for May and June 2026. Subsequent to June 30, 2026, following further evaluation of the tenant's claims with legal counsel, the Company determined that, while the dispute remains unresolved, it is no longer able to conclude, for accounting purposes, that collection of substantially all of the remaining lease payments is probable. Accordingly, beginning July 1, 2026, lease income under this lease will be recognized only to the extent cash is received. This accounting determination does not reflect any change in 2805 M Street, LLC's position that the lease remains in effect or in its rights and remedies under the lease. Any amounts recovered from the tenant, whether through a settlement or otherwise, will be recognized in income when realized.

24

The table above reflects contractual base rent payments under operating leases and includes $372 thousand of payments due under the ground-floor lease of the 2805 M Street property through its scheduled expiration in January 2028, of which $235 thousand is due in the twelve months ending June 30, 2027. As described above, pending resolution of the dispute with the tenant, the Company is no longer able to conclude for accounting purposes that collection of these payments is probable, and future rental income from the ground-floor space may differ materially depending on the outcome of the dispute and any re-leasing of the space.

In conjunction with the acquisition of the real estate, the following lease assets and liabilities were acquired and are being amortized throughout the remaining terms of the leases as follows:

	June 30,	December 31,
(dollars in thousands)	2026	2025

Acquired leases	$4,164	$4,164
Accumulated amortization, acquired leases	(2,179)	(2,073)
Acquired leases, net of accumulated amortization	$1,985	$2,091

Amortization expense for each of the six months ended June 30, 2026 and 2025 was $105 thousand.

ITEM 2. OTHER INFORMATION

None

ITEM 3. FINANCIAL STATEMENTS

Forge Group, Inc. – Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2026 (unaudited) and December 31, 2025

Condensed Consolidated Statements of Earnings and Comprehensive Earnings (unaudited) for the six months ended June 30, 2026 and 2025

Condensed Consolidated Statements of Stockholders’ Equity (unaudited) for the six months ended June 30, 2026 and 2025

Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2026 and 2025

Notes to Unaudited Condensed Consolidated Financial Statements

25

Forge Group, Inc. and Subsidiaries
Consolidated Financial Statements

Periods Ended June 30, 2026 and December 31, 2025

Forge Group, Inc. and Subsidiaries

Consolidated Financial Statements

Periods Ended June 30, 2026 and December 31, 2025

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

Periods Ended June 30, 2026 and December 31, 2025

	As of
	June 30,	December 31,
	2026	2025
	(Unaudited)
Assets
Investments and cash:
Fixed maturity securities, at fair value (amortized cost of $42,543,809 and $33,014,032, at June 30, 2026 and December 31, 2025, respectively)	$41,873,188	$32,840,436
Redeemable preferred stock, at fair value	-	591,360
Perpetual preferred stock, at fair value	-	91,248
Common stock, at fair value	1,868,131	1,862,277
Other invested assets	5,894,006	5,585,994
Real estate held for the production of income, net	28,012,406	28,318,543
Short-term investments	1,040,591	1,020,743
Cash and cash equivalents	12,143,135	18,198,153
Restricted cash	770,324	252,345
Total investments and cash	91,601,781	88,761,099
Accrued investment income	377,459	309,953
Premium and reinsurance balances receivable	12,448,637	12,215,379
Ceded unearned premiums	177,831	114,186
Reinsurance balances recoverable on unpaid losses	2,535,132	3,530,752
Deferred policy acquisition costs	616,133	528,160
Straight line rent receivable	2,612,359	2,466,082
Leases in place	1,985,347	2,090,765
Right-of-use asset, net	123,569	145,701
Goodwill and other intangibles	5,407,916	5,541,541
Federal income tax receivable	353,905	280,599
Deferred income tax asset, net	1,573,242	217,000
Defined benefit plan surplus	556,132	535,058
Other assets	1,097,879	1,052,166
Total assets	$121,467,322	$117,788,441

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$19,364,431	$17,231,633
Unearned premium	19,305,913	17,844,094
Reinsurance balances payable	3,500	54,893
Accrued expenses	3,251,481	3,596,951
Notes payable	24,031,647	24,877,872
Operating lease liability, net	130,335	143,019
Other liabilities	503,359	572,542
Total liabilities	66,590,666	64,321,004
Mezzanine equity:
Preferred stock, without par value, authorized 1,000,000 shares, 550,000 shares outstanding at June 30, 2026 and December 31, 2025	-	-
Additional paid-in capital	5,227,000	5,227,000
Stockholders' equity
Common stock, $0.01 par value, authorized 10,000,000 shares, with 2,096,748 shares issued and 2,067,528 outstanding at June 30, 2026 and 2,086,832 shares issued and 2,057,612 outstanding at December 31, 2025.	20,967	20,868
Treasury stock	(282,634)	(282,634)
Additional paid-in capital	17,194,857	16,936,926
Unearned employee stock ownership plan shares	(1,217,700)	(1,217,700)
Retained earnings	34,373,733	32,852,635
Accumulated other comprehensive loss, net of tax	(1,180,562)	(776,019)
Non-controlling interest	740,995	706,361
Total equity	54,876,656	53,467,437

Total liabilities and equity	$121,467,322	$117,788,441

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Earnings and Comprehensive Earnings (Unaudited)

For the Six Months Ended June 30, 2026 and 2025

	For the six months ended
	June 30,	June 30,
	2026	2025
Revenues
Net premiums earned	$17,302,739	$14,771,138
Income from real estate held for investment	1,110,453	1,091,867
Net investment income	1,011,111	943,854
Net realized investment gains (losses)	355,683	(20,885)
Net unrealized gains (losses) on equity securities	(6,158)	226,511
Service fee and other income	3,035	42,853
Total revenues	19,776,863	17,055,338
Expenses
Losses and loss adjustment expenses	10,623,994	8,531,371
Policy acquisition costs and other operating expenses	7,024,026	6,019,444
Depreciation and amortization	598,362	592,357
Real estate operating expense	270,353	79,147
Interest expense on debt	566,180	550,648
Lease expense	25,958	98,847
Sublease income	-	(62,413)
Total expenses	19,108,873	15,809,401

Income before income taxes	667,990	1,245,937

Income tax expense (benefit)
Current	181,394	127,069
Deferred income tax benefit	(1,248,706)	(123,145)
Total income tax (benefit) expense	(1,067,312)	3,924

Net Income	1,735,302	1,242,013

Net loss (gain) attributable to non-controlling interest	19,546	(835)

Net income attributable to Forge Group, Inc.	1,754,848	1,241,178

Other comprehensive (loss) income, net of tax
Unrealized gains and losses on investments:
Unrealized holding (losses) gains on AFS securities arising during the period, net of income tax (benefit) expense of ($128,046) and $127,112, respectively	(481,697)	436,925
Reclassification adjustment for losses included in net income, net of income tax benefit of $25,486 and $0, respectively	95,872	-
Defined benefit plan, net of income tax (benefit) expense of ($4,976) and $0, respectively	(18,718)	-
Total other comprehensive (loss) income	(404,543)	436,925
Comprehensive income	$1,330,759	$1,678,938

Earnings per share:
Basic:
Basic net earnings per share	$0.73	$0.49
Diluted:
Diluted net earnings per share	$0.67	$0.48

Weighted average number of common shares outstanding:
Basic	2,065,988	2,052,672
Diluted	2,591,065	2,094,631

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)

For the Six Months Ended June 30, 2026 and 2025

	Preferred stock	Preferred stock Additional paid-in capital	Common stock	Common Stock Additional paid-in capital	Unearned employee stock ownership plan shares	Treasury Stock	Retained earnings	Accumulated other comprehensive (loss) income	Non-controlling interest	Total equity

Balance January 1, 2025	$-	$5,227,000	$20,669	$16,591,296	$(1,420,650)	$(210,049)	$27,957,203	$(1,714,267)	$701,482	$47,152,684
Net gain attributable to Forge Group Inc.	-	-	-	-	-	-	1,241,178	-	-	1,241,178
Unrealized holding gains on AFS securities arising during the period, net	-	-	-	-	-	-	-	436,925	-	436,925
Reclassification adjustment for (losses) gains included in net income	-	-	-	-	-	-	-	-	-	-
Defined benefit plan, net of income tax expense	-	-	-	-	-	-	-	-	-	-
Issuance of shares, net of expenses	-	-	99	(99)	-	-	-	-	-	-
Buyback of Shares - placed into treasury stock	-	-	-	-	-	(72,585)	-	-	-	(72,585)
Distribution of employee stock ownership plan shares	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	222,056	-	-	-	-	-	222,056
Exercise of Options	-	-	100	99,900						100,000
Dividends incurred on preferred stock	-	-	-	-	-	-	(233,750)	-	-	(233,750)
Net gain attributable to non-controlling interest	-	-	-	-	-	-	-	-	835	835
Balance June 30, 2025	$-	$5,227,000	$20,868	$16,913,153	$(1,420,650)	$(282,634)	$28,964,631	$(1,277,342)	$702,317	$48,847,343

Balance January 1, 2026	$-	$5,227,000	$20,868	$16,936,926	$(1,217,700)	$(282,634)	$32,852,635	$(776,019)	$706,361	$53,467,437
Net gain attributable to Forge Group Inc.	-	-	-	-	-	-	1,754,848	-	-	1,754,848
Unrealized holding gains on AFS securities arising during the period, net	-	-	-	-	-	-	-	(481,697)	-	(481,697)
Reclassification adjustment for (losses) gains included in net income	-	-	-	-	-	-	-	95,872	-	95,872
Defined benefit plan, net of income tax expense	-	-	-	-	-	-	-	(18,718)	-	(18,718)
Issuance of shares, net of expenses	-	-	99	(99)	-	-	-	-	-	-
Buyback of Shares - placed into treasury stock	-	-	-	-	-	-	-	-	-	-
Distribution of employee stock ownership plan shares	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	258,030	-	-	-	-	-	258,030
Exercise of Options	-	-	-	-	-	-	-	-	-	-
Dividends incurred on preferred stock	-	-	-	-	-	-	(233,750)	-	-	(233,750)
Contributions from non-controlling interest	-	-	-	-	-	-	-	-	54,180	54,180
Net gain (loss) attributable to non-controlling interest	-	-	-	-	-	-	-	-	(19,546)	(19,546)
Balance June 30, 2026	$-	$5,227,000	$20,967	$17,194,857	$(1,217,700)	$(282,634)	$34,373,733	$(1,180,562)	$740,995	$54,876,656

Forge Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2026 and 2025

	For the six months ended
	June 30,	June 30,
	2026	2025
Cash flows from operating activities:
Net gain/(loss) attributable to Forge Group	$1,754,848	$1,241,178
Adjustments to reconcile net gain/(loss) to net cash provided by operating activities:
Net realized capital (gain) loss on investments	(355,683)	20,885
Net unrealized gains on equity securities	6,158	(226,511)
Depreciation of property and equipment	306,136	306,136
Amortization of intangibles	133,625	133,625
Deferred income taxes, net	(1,248,707)	(116,146)
Net amortization of premiums and discounts on investments	(244,300)	(211,596)
Interest credited to short-term investments	(19,848)	-
Stock compensation and employee stock ownership plan	258,031	221,858
Amortization on acquired leases and finance costs	158,601	152,596
Non-controlling interest	(19,546)	(835)
Changes in assets and liabilities which provided (used) cash:
Premiums and reinsurace balances receivable	(233,258)	1,663,388
Deferred policy acquisition costs	(87,973)	(8,171)
Ceded unearned premiums	(63,645)	(33,618)
Reinsurance balances payable	(51,393)	(76,750)
Reinsurance balances recoverable on unpaid losses	995,620	(220,877)
Accrued investment income	(67,506)	(17,527)
Federal income tax recoverable	(73,306)	-
Straight line rent receivable	(146,277)	(7,357)
Right-of-use asset, net	22,132	26,468
Other assets	(45,713)	(5,166)
Unpaid losses and loss expenses	2,132,798	3,210,911
Unearned premiums	1,461,819	(21,422)
Accrued expenses and other liabilities	(400,284)	(786,869)
Operating lease liability	(12,684)	(264,268)
Interest payable	(14,369)	(2,224)
Defined benefit plan	(44,768)	525
Net cash provided by operating activities	4,100,508	4,978,233
Cash flows from investing activities:
Purchases of:
Fixed maturity securities and redeemable preferred stock, available for sale	(16,667,140)	(2,731,658)
Common stock and perpetual preferred stock	(2,596,843)	(317,383)
Short-term investments	-	(600,066)
Other invested assets	(582,528)	(1,367,313)
Proceeds from sales, maturities and calls of:
Fixed maturity securities and redeemable preferred stock, available for sale	7,860,304	866,641
Common stock and perpetual preferred stock	2,849,454	113,369
Other invested assets	578,184	56,991
Net cash used in investing activities	(8,558,569)	(3,979,419)
Cash flows from financing activities:
Proceeds from exercise of stock options	-	100,000
Purchase of treasury stock	-	(72,585)
Dividends paid to preferred stock owners	(233,750)	(233,750)
Proceeds from issuance of notes payable	2,000,000	-
Contributions from non-controlling interest	54,180	-
Repayments of borrowed funds	(2,832,721)	(388,650)
Debt issuance costs paid	(66,687)	-
Net cash used in financing activities	(1,078,978)	(594,985)

Net increase (decrease) in cash, cash equivalents and restricted cash	(5,537,039)	403,830
Cash, cash equivalents and restricted cash at beginning of year	18,450,498	10,833,011
Cash, cash equivalents and restricted cash at end of period	12,913,459	11,236,841

Cash and cash equivalents	12,143,135	10,990,624
Restricted cash	770,324	246,217
Cash, cash equivalents and restricted cash	$12,913,459	$11,236,841

Supplemental information:
Federal income tax paid	$216,800	$200,000
Interest paid	$566,180	$550,648

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Description of Business

Forge Group, Inc. is a Pennsylvania corporation that was organized in 2021. References to the “Company”, “we”, “us”, and “our” refer to the consolidated group. On a stand-alone basis Forge Group, Inc. is referred to as the “Parent Company”. The consolidated group consists of the Parent Company, Forge Risk Management, Inc. (“FRM”), an insurance agency, and Forge Insurance Company (“FIC”), an insurance company that is the majority owner (92.3%) of ACIC Consolidated Properties, LLC (“ACP”), a real estate holding company that has three wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC.

The Company operates as a specialist property and casualty insurance business. FIC was incorporated in the District of Columbia in 1938. As of June 30, 2026, FIC is licensed as a property and casualty insurer in 34 states and the District of Columbia. FIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, FIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, FIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles. FIC has developed commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). FIC’s products are marketed and distributed through FRM, its appointed insurance producer. FRM solicits business directly from customers and works with insurance agency sub-producers, referred to as “distribution partners”. As of June 30, 2026, FRM is licensed as a property and casualty insurance producer in 34 states and the District of Columbia.

Note 2 – Basis of Presentation and Accounting Policies

Basis of Presentation

The accompanying Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and are unaudited. Accordingly, they do not include all the disclosures required by GAAP for complete financial statements. As such, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s Annual Report on Form 1-K, for the year ended December 31, 2025. Management believes that the disclosures are adequate to make the information presented not misleading, and all normal and recurring adjustments necessary to present fairly the financial position as of June 30, 2026 and the results of operations of the Company and its subsidiaries for all periods presented have been made. All significant intercompany transactions and account balances have been eliminated in consolidation.

Principles of Consolidation

The consolidated financial statements consist of Forge Group, Inc. and its wholly owned subsidiaries: FRM and FIC (as well as FIC’s majority owned subsidiary, ACP). All significant intercompany transactions and account balances have been eliminated in consolidation.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Revenue Recognition

Net Premiums Earned

Insurance policies issued by the Company are short-duration contracts. Accordingly, premium revenues, net of premiums ceded to reinsurers, are recognized as earned in proportion to the amount of insurance protection provided, on a daily pro rata basis over the terms of the underlying policies. Unearned premiums represent premiums applicable to the unexpired portions of in-force insurance contracts at the end of the reporting period.

The Company recognizes a premium deficiency reserve when the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs and maintenance costs exceed related unearned premiums. Accordingly, there was no premium deficiency reserve required as of June 30, 2026 or December 31, 2025. The Company anticipates investment income, if applicable, as a factor in the premium deficiency reserve evaluation.

Income from real estate held for investment

The Company accounts for leases in accordance with ASC 842, Leases, which often requires significant judgment due to complex provisions. As lessor, ACP classifies each lease as a sales-type, direct financing or operating lease at commencement. A lease is classified as a sales-type lease if any of the following criteria are met: (i) ownership of the underlying asset transfers to the lessee by the end of the lease term; (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; (iii) the lease term is for the major part of the remaining economic life of the underlying asset; (iv) the present value of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset; or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease that does not meet any of these criteria is classified as a direct financing lease if the present value of the lease payments and any residual value guaranteed by a party other than the lessee equals or exceeds substantially all of the fair value of the underlying asset and it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. All other leases are classified as operating leases. ACP's leases are all considered to be operating leases. Operating lease income is recognized on a straight-line basis over the life of the lease.

Unpaid Losses and Loss Adjustment Expenses (“LAE”)

Unpaid losses and LAE represent the Company’s best estimates of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet dates. The unpaid losses and LAE are estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial reserving methodologies. The projection of future claims payments and reporting thereof is based on an analysis of the Company’s historical experience, supplemented by an analysis of industry loss data. Unpaid losses and LAE include the net amount for claims, after deducting anticipated salvage and subrogation, which have been reported and are unpaid as of the statement date, as well as a provision for claims incurred but not reported as of the statement date. The Company believes that the unpaid losses and LAE are adequate to cover the ultimate cost of losses and claims to date; however, because of inherent uncertainty, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the statement date. Adjustments to these estimates are reflected in loss and loss adjustment expense in the period in which the estimates are changed. Because of the nature of the business historically written, the Company believes that it has no exposure to environmental claim liabilities.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Reinsurance

In the ordinary course of business, the Company seeks to limit its exposure to losses on individual claims and the cumulative effect of adverse loss experience by entering into reinsurance contracts with reinsurance companies.

Reinsurance balances receivable represent the Company’s best estimate of paid and unpaid losses and LAE recoverable from reinsurers, and ceded losses receivable and unearned ceded premiums under reinsurance agreements. Ceded losses receivable is estimated using techniques and assumptions consistent with those used in estimating the liability for unpaid losses and LAE, in accordance with the terms of the reinsurance agreement. The Company believes that reinsurance receivables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for losses and LAE are determined, the estimated ultimate amount receivable from reinsurers will also change. Accordingly, the ultimate receivable could be significantly more than, or less than, the amount recorded in the consolidated financial statements. Adjustments in these estimates are reflected in the period in which the estimates are changed. As presented in the Consolidated Statements of Operations and Comprehensive Income, losses and LAE incurred are net of reinsurance recoveries.

The Company has evaluated its reinsurance arrangements and determined that significant insurance risk is transferred to its reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

The Company estimates uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. There was no allowance for uncollectible reinsurance as of June 30, 2026, or December 31, 2025, nor did the Company expense any uncollectible reinsurance for the periods then ended. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company’s reinsurers to meet their contractual obligations could have a material adverse effect on the consolidated financial statements.

Cash and Cash Equivalents

The Company considers cash at banks in checking and savings accounts, as well as all highly liquid investments with maturities of three months or less to be cash equivalents. For the purpose of reporting cash flows, cash and cash equivalents include cash in bank accounts and short-term investments, which when purchased were due to mature in three months or less.

Short-term Investments

The Company considers investments which when purchased have maturities of twelve months or less to be short-term investments. As of June 30, 2026, the Company’s short-term investments consisted of certificates of deposit (“CDs”). CDs with original maturities of three months or less are classified as cash equivalents, those with original maturities greater than three months and less than twelve months are classified as short-term investments, and CDs with maturities greater than twelve months are classified as long-term investments within other invested assets.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Investments

The Company accounts for its fixed income investments in accordance with FASB ASC 320, “Investments – Debt Securities.” Fixed maturity securities and redeemable preferred stock are classified as available for sale (“AFS”) and valued at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive income and equity, net of related deferred income taxes.

The Company accounts for its equity securities in accordance with FASB ASC 321, “Investments – Equity Securities.” Equity securities include common stock and perpetual preferred stock. Equity securities are carried at fair value, with changes in fair value recorded in net gain (loss).

Interest on fixed maturity securities and short-term investments is recognized in earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related securities using the effective interest method. Dividends on equity securities are recognized in earnings on the ex-dividend date. Realized investment gains and losses are reported in earnings based upon the specific-identification method.

For available-for-sale (“AFS”) debt securities, the Company evaluates whether a credit loss exists when the fair value of a security is below its amortized cost basis. If the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the security is written down to its fair value and the entire difference between the amortized cost basis and fair value is recognized in earnings.

For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the decline in fair value related to credit losses is recognized through an allowance for credit losses, limited to the amount that the fair value is less than amortized cost. The allowance for credit losses is recorded in earnings, with subsequent increases or decreases also recognized in earnings. Declines in fair value that are not credit-related are excluded from earnings and recognized in other comprehensive income, net of tax. Losses are charged against the allowance when management believes the uncollectibility of an AFS debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

No allowance or impairments for available-for-sale debt securities were recorded for the six months ending June 30, 2026, or the twelve months ending December 31, 2025, respectively.

Premiums Receivable

Premiums receivable include balances due currently or installment premiums contractually due in the future and are presented net of an allowance for doubtful accounts, if any. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in the Company’s judgment, is adequate.

Deferred Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes, and certain other costs that vary directly with the production of premium revenue, are deferred and amortized over the period in which premiums are earned. Anticipated losses and LAE, expenses for maintenance of policies in force and investment income are considered in the determination of the recoverability of deferred policy acquisition costs. Deferred acquisition costs relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Straight-line Rent Receivable on Real Estate Held for the Production of Income

Straight-line rent receivables on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis.

Leases in Place

The acquisition of real estate held for the production of income includes various other assets. These other assets, leases in place, are recorded at cost and are being amortized over the life of the acquired lease terms. Upon the early termination of a lease, the cost and related accumulated amortization is eliminated from the accounts and any resulting gain or loss is reflected in the results of operations. Amortization is provided for under the straight-line method.

ACP’s leases are all considered to be operating leases. Income from real estate held for investment and real estate operating expense are reflected as separate line items in the Consolidated Statements of Earnings and Comprehensive Earnings.

Right-of-use Asset

The Company’s lease on its main office is considered to be an operating lease. In accordance with GAAP, the Company’s lease is reflected in the consolidated balance sheets as a right-of-use asset, with a corresponding operating lease liability. Lease expense and any associated sublease income are reflected as separate line items in the Consolidated Statements of Earnings and Comprehensive Earnings.

Property and Equipment

Property and equipment (including major renewals, replacements, and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred, while expenditures which substantially increase the useful life of the asset are capitalized. Depreciation is provided for using straight-line and accelerated methods for both financial reporting and income tax purposes over the estimated useful lives of the assets. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Restricted Cash

Restricted cash consists of amounts held in lender-controlled accounts that are not available for general corporate purposes. These balances include replacement reserves and escrow deposits required under the Company's commercial mortgage loans, and a cash collateral account established in connection with the refinancing of the 2805 M Street mortgage in May 2026, the release of which is conditioned on the satisfaction of specified leasing requirements. See Note 11, Notes Payable. Restricted cash is held in separate accounts at FDIC-insured financial institutions and is included with cash and cash equivalents in the total presented in the consolidated statements of cash flows.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Income Taxes

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing realizability, the Company considers all available positive and negative evidence, including the reversal of existing taxable temporary differences, projected future taxable income, the carryforward periods available, any limitations on the utilization of net operating loss carryforwards, and tax planning strategies. The weight assigned to each item of evidence is commensurate with the extent to which it can be objectively verified. Changes in the valuation allowance resulting from a change in judgment about the realizability of deferred tax assets in future years are recognized in the period in which the change in judgment occurs.

The Company's provision for income taxes for interim periods is determined using an estimated annual effective tax rate applied to year-to-date ordinary income, adjusted for discrete items recognized in the period in which they occur.

ACP is a limited liability company that files a partnership return. In lieu of entity level corporate taxes, its members are taxed on their respective shares of ACP's taxable income. The District of Columbia requires ACP to pay a franchise tax on taxable income earned in the District. Because ACP is subject to District of Columbia franchise tax at the entity level, deferred income taxes are recorded for temporary differences between the financial reporting and tax bases of its assets and liabilities measured at the applicable District of Columbia franchise tax rate.

A tax sharing agreement is in place between the Parent Company and its wholly owned subsidiaries, FIC and FRM. The Parent Company files a consolidated federal income tax return with FIC and FRM and is responsible for the preparation and filing of that return and any consolidated or combined state and local income or franchise tax returns, together with the associated tax liability. For each tax year, each subsidiary pays to the Parent Company an amount equal to the federal income tax liability attributable to such subsidiary, determined under Code §1552(a)(2) and Treasury Regulation §1.1502-33(d)(3) using a fixed percentage of one hundred. Where a consolidated or combined state or local return is filed, each subsidiary pays the Parent Company an amount equal to the state or local tax it would have incurred on a separate company basis.

Goodwill and Other Intangibles:

Goodwill represents the excess of the purchase price over the underlying fair value of acquired entities. When completing acquisitions, we seek to identify separately identifiable intangible assets that we have acquired. We assess goodwill and other intangibles with an indefinite useful life for impairment annually. We also assess goodwill and other intangibles for impairment upon the occurrence of certain events. In making our assessment, we consider several factors including operating results, business plans, economic projections, anticipated future cash flows, and current market data. Inherent uncertainties exist with respect to these factors and to our judgment in applying them when we make our assessment. Impairment of goodwill and other intangibles could result from changes in economic and operating conditions in future periods. We did not record any impairments of goodwill or other intangibles during the period ended June 30, 2026, or December 31, 2025.

Goodwill arising from the acquisition of FRM in March 2022 represents the excess of the purchase price over the fair value of the net assets acquired. Other intangible assets arising from the acquisition of FRM represents the estimated fair values of certain intangible assets, including the value of FRM’s distribution network, the value of the FRM trade name and state insurance licenses. The distribution networks asset, trade name and state insurance license are being amortized over eight years, five years and one year, respectively, from the March 11, 2022 acquisition/valuation date.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Employee Stock Ownership Plan

The Company recognizes employee stock ownership plan (ESOP) compensation expense ratably during each year for the shares committed to be allocated to participants that year. This expense is determined by the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. The ESOP covers all employees who meet the plan’s service requirements.

Earnings Per Share

Basic and diluted earnings per share (EPS) are calculated by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share includes the effect of all potentially dilutive instruments, such as restricted stock units and stock options, outstanding during the period.

Assessments

The Company is subject to a variety of assessments including insurance-related assessments, which are accrued in the period in which they have been incurred and charged to expense.

Concentration, Credit Risk and Market Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of debt securities other than U.S. government debt and agency securities, cash and cash equivalents, accounts receivable, reinsurance receivable and accrued investment income.

Non-U.S. government debt securities are diversified, and no one investment accounts for a significant portion of the Company’s invested assets.

The Company maintains cash deposits in a financial institution that are insured through the Federal Deposit Insurance Corporation as well as cash deposits and securities at various brokerage firms that are insured with the Securities Investor Protection Corporation. Cash deposits and securities may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Stressed conditions, volatility and disruptions in capital markets or financial asset classes could have an adverse effect on the Company, in part because the Company has a large investment portfolio supporting its insurance liabilities, which are sensitive to changing market factors. These market factors, which include interest rates, credit spreads, equity prices, and the volatility and strength of the capital markets, all affect the business and economic environment and, ultimately, the profitability of the Company’s business. The Company manages its investments to limit credit and other market risks by diversifying its portfolio among various security types and industry sectors based on the Company’s investment committee guidelines, which employ a variety of investment strategies.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Use of Estimates

In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates, revenues and expenses for the periods then ended, and the accompanying notes to the consolidated financial statements. Such estimates and assumptions could change in the future which could impact the amounts reported and disclosed herein. The most significant of these amounts is the liability for unpaid losses and LAE, stock-based compensation, the pension benefit obligation and the asset for goodwill and intangible assets. Other estimates include investment valuation, the collectability of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs. These estimates and assumptions are based on the Company’s best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but are excluded from net gain (loss) as these amounts are recorded directly as an adjustment to equity; such items primarily arise from changes in unrealized gains and losses on available-for-sale securities, net pension liability and related income taxes.

Note 3 – Investments

Available-for-Sale (“AFS”) Fixed Maturity Securities and Redeemable Preferred Stock

Following is a schedule of the cost, estimated fair values, and gross unrealized gains and losses of investments in securities classified as AFS fixed-maturity securities and redeemable preferred stock as of June 30, 2026 and December 31, 2025.

	Amortized		Gross Unrealized
June 30, 2026	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$785,428	$703,992	$-	$(81,436)
Municipal bonds - general obligations	10,036,729	9,995,002	43,497	(85,224)
Municipal bonds - special revenue	13,037,428	12,907,866	45,580	(175,142)
Corporate bonds - industrial and misc	16,416,080	16,305,944	83,148	(193,284)
Asset backed securities	2,268,144	1,960,384	3,846	(311,606)
Total fixed maturity securities	42,543,809	41,873,188	176,071	(846,692)
Total AFS securities	$42,543,809	$41,873,188	$176,071	$(846,692)

	Amortized		Gross Unrealized
December 31, 2025	cost	Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$892,832	$823,197	$3,603	$(73,238)
Municipal bonds - general obligations	7,941,355	8,047,918	140,073	(33,510)
Municipal bonds - special revenue	9,895,510	9,941,604	134,675	(88,581)
Corporate bonds - industrial and misc	12,472,877	12,508,346	210,773	(175,304)
Asset backed securities	1,811,458	1,519,371	10,402	(302,489)
Total fixed maturity securities	33,014,032	32,840,436	499,526	(673,122)
Redeemable preferred stock	600,000	591,360	-	(8,640)
Total AFS securities	$33,614,032	$33,431,796	$499,526	$(681,762)

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

As required by insurance regulations, certain fixed maturity investments amounting to $3,791,209 and $3,762,224 as of June 30, 2026 and December 31, 2025, respectively, were on deposit with either regulatory authorities or banks.

The amortized cost and fair values of the Company’s investments in AFS fixed maturity securities by contractual maturity as of June 30, 2026 are shown below. Expected maturities may differ from contractual maturities where borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized
	Cost	Fair Value
Due in one year or less	$4,646,971	$4,650,901
Due after one year through five years	17,069,116	17,041,843
Due after five years through ten years	15,656,105	15,590,505
Due after ten years	2,903,473	2,629,555
Asset backed securities	2,268,144	1,960,384
Total fixed maturity securities	42,543,809	41,873,188
Redeemable preferred stock	-	-
Total AFS securities	$42,543,809	$41,873,188

The schedule below summarizes the fair values of those fixed maturity securities and redeemable preferred stock in an unrealized loss position as of June 30, 2026 and December 31, 2025. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2026	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$148,664	$(174)	$555,328	$(81,262)	$703,992	$(81,436)
Municipal bonds - general obligations	4,740,805	(61,453)	1,286,522	(23,771)	6,027,327	(85,224)
Municipal bonds - special revenue	6,125,287	(84,323)	2,391,787	(90,819)	8,517,074	(175,142)
Corporate bonds - industrial and misc	8,364,418	(56,067)	570,717	(137,217)	8,935,135	(193,284)
Asset backed securities	566,136	(9,782)	898,176	(301,824)	1,464,312	(311,606)
Total fixed maturity securities	19,945,310	(211,799)	5,702,530	(634,893)	25,647,840	(846,692)
Total AFS securities	$19,945,310	$(211,799)	$5,702,530	$(634,893)	$25,647,840	$(846,692)

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2025	value	losses	value	losses	value	losses

Fixed maturity securities:
U.S. government	$-	$-	$559,184	$(73,238)	$559,184	$(73,238)
Municipal bonds - general obligations	853,491	(9,722)	1,421,673	(23,788)	2,275,164	(33,510)
Municipal bonds - special revenue	903,804	(9,193)	3,532,352	(79,388)	4,436,156	(88,581)
Corporate bonds - industrial and misc	2,375,535	(23,954)	1,180,250	(151,350)	3,555,785	(175,304)
Asset backed securities	75,384	(665)	898,176	(301,824)	973,560	(302,489)
Total fixed maturity securities	4,208,214	(43,534)	7,591,635	(629,588)	11,799,849	(673,122)
Redeemable preferred stock	-	-	591,360	(8,640)	591,360	(8,640)
Total AFS securities	$4,208,214	$(43,534)	$8,182,995	$(638,228)	$12,391,209	$(681,762)

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

As of June 30, 2026, the Company’s available-for-sale (“AFS”) portfolio included 285 securities in an unrealized loss position, of which 16 had been in an unrealized loss position for 12 consecutive months or longer, representing $634,893 in aggregate unrealized losses. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality, and it is believed it will recover the amortized cost basis of the fixed income securities. Accordingly, no allowance for credit losses has been recorded as of June 30, 2026 or December 31, 2025.

Other invested assets

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in a number of unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets. Such investments are broadly diversified and in the aggregate are less than 7% of the Company’s total investments and cash. The limited partnerships generally limit or preclude redemptions within a period of time (the "lock-up" period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days' advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. Since, amongst other qualifying criteria, these investments do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

The Company also holds a minority equity interest in an unaffiliated holding company, Ensurise Investors, Inc (“Holdco"). Holdco was formed to facilitate the acquisition of Ensurise LLC, a Virginia limited liability company engaged in independent insurance agency operations. The holding company owns 100% of the equity of Ensurise, LLC. The Company purchased approximately 12,250 Class B Units at $40.82 per unit, for a total investment of $500,000. The per unit price was established in the private placement offering and was supported by an independent third-party valuation. The investment does not have a readily determinable fair value as the Class B Units are not traded on an active market. In accordance with ASC 321, Investments — Equity Securities, the Company has elected to measure this investment using the measurement alternative, whereby the investment is carried at cost, adjusted for any observable price changes in orderly transactions for identical or similar investments of the same issuer, less any impairment.

FIC also holds a membership interest in CSE Credit Tenant Fund V, LLC ("CSE Fund V"), a North Carolina limited liability company organized in October 2024 to acquire and develop single-tenant and credit tenant-anchored commercial real estate properties through project-level subsidiaries. FIC's interest represents less than 3% of the fund's outstanding Class A Units, and FIC does not have the ability to exercise significant influence over the operating and financial policies of the fund. The interest is not traded on an active market and does not have a readily determinable fair value. Accordingly, the investment is carried at cost, adjusted for any observable price changes in orderly transactions for identical or similar interests of the same issuer, less any impairment, consistent with the measurement alternative in ASC 321, Investments — Equity Securities. Under the fund's operating agreement, Class A Members are entitled to a preferred priority return of 14% per annum, simple and uncompounded, on contributed and unreturned capital, followed by a return of that capital, in each case payable only from proceeds of the sale or refinancing of the underlying projects; the preferred return is not guaranteed and is not accrued by the Company. No observable price changes or indicators of impairment were identified during the period. The carrying value of the investment was $213,777 at June 30, 2026, and FIC had a remaining unfunded capital commitment of $275,000 at June 30, 2026.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Company holds a minority equity investment in Trustar Bank (“Trustar”), a related-party community bank serving the Washington, D.C. metropolitan area. Trustar is a related party because certain members of the Company’s board of directors also serve as directors and/or officers of Trustar. The Company has representation on Trustar’s board of directors and accordingly has determined that it has the ability to exercise significant influence over Trustar’s operating and financial policies. See Note 16, Related Parties. This investment is accounted for under the equity method in accordance with ASC 323, Investments — Equity Method and Joint Ventures.

The Company had a remaining unfunded commitment to Mutual Capital Investment Fund, LP (“MCIF”) of $612,922 as of June 30, 2026. Additionally, the Company had a remaining unfunded commitment to CSE Credit Tenant Fund V, LLC of $275,000 as of June 30, 2026. MCIF is a related party of the Company. MCIF is the Company’s largest stockholder, and Jason K. Wolfe, a director of the Company, serves as President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), the investment advisor to MCIF. See Note 16, Related Parties.

The following table is a schedule of the cost and estimated fair values of the Company’s other invested assets as of June 30, 2026, and December 31, 2025.

		Carrying	Gross Unrealized		OTTI
June 30, 2026	Cost	Value	Gains	Losses	Impairment

Limited partnership investments	$3,116,116	$4,904,989	$1,788,873	$-	$-
Equity interest in Trustar Bank	250,000	275,240	25,240	-	-
Equity interest in CSE	213,777	213,777	-	-	-
Equity interest in Ensurise	500,000	500,000	-	-	-
Total other invested assets	$4,079,893	$5,894,006	$1,814,113	$-	$-

		Carrying	Gross Unrealized		OTTI
December 31, 2025	Cost	Value	Gains	Losses	Impairment

Limited partnership investments	$3,128,756	$4,594,945	$1,466,189	$-	$-
Equity interest in Trustar Bank	250,000	266,049	16,049	-	-
Equity interest in CSE	225,000	225,000	-	-	-
Equity interest in Ensurise	500,000	500,000	-	-	-
Total other invested assets	$4,103,756	$5,585,994	$1,482,238	$-	$-

Other invested assets contained no investments in an unrealized loss position as of June 30, 2026.

Unrealized gains (losses) on equity securities, net

The portion of unrealized gains that relates to equity securities held as of June 30, 2026, and December 31, 2025, was $246,192 and $584,224, respectively.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Net Investment Income

A summary of net investment income for the six months ending June 30, 2026 and 2025 is as follows:

	June 30,	June 30,
	2026	2025

AFS, fixed maturity securities	$935,000	$859,060
AFS, redeemable preferred stock	6,708	41,208
Perpetual preferred stock	-	13,000
Common stock	53,013	32,196
Other invested assets	10,269	-
Cash and short-term investments	158,573	134,176
Investment income	1,163,563	1,079,640
Less investment expenses	(152,452)	(135,786)
Net investment income	$1,011,111	$943,854

Investment related gains (losses)

The following summarizes the proceeds from sales, maturities and calls of invested securities and the related gross realized gains and losses for the six months ended June 30, 2026, and 2025.

June 30, 2026	Proceeds	Gains	Losses	Net Realized Gains (Losses)	OTTI Impairment

AFS, fixed maturity securities	$7,282,830	$-	$(98,598)	$(98,598)	$-
AFS, redeemable preferred stock	577,238	-	(22,762)	(22,762)	-
Perpetual preferred stock	101,140	-	(1,759)	(1,759)	-
Common stock	2,748,314	507,008	-	507,008	-
Other invested assets	578,184	-	(28,206)	(28,206)	-
Total	$11,287,706	$507,008	$(151,325)	$355,683	$-

				Net Realized	OTTI
June 30, 2025	Proceeds	Gains	Losses	Gains/(Losses)	Impairment

AFS, fixed maturity securities	$866,641	$-	$(1,919)	$(1,919)	$-
Perpetual preferred stock	34,689	-	(15,020)	(15,020)	-
Common stock	78,680	-	(14,522)	(14,522)	-
Other invested assets	56,991	10,576	-	10,576	-
Total	$1,037,001	$10,576	$(31,461)	$(20,885)	$-

Evaluation of Credit Losses

Under ASC 326, Financial Instruments — Credit Losses, the Company evaluates fixed maturity securities classified as available-for-sale for credit losses when fair value is less than amortized cost. If the Company intends to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings through a direct write-down of the amortized cost basis.

If neither condition is met, the Company evaluates whether a credit loss exists by comparing the present value of expected cash flows to the amortized cost basis of the security. If a credit loss exists, an allowance for credit losses is recorded, limited to the amount by which fair value is less than amortized cost. Changes in the allowance for credit losses are recorded as credit loss expense or reversal in earnings. Amounts related to changes in fair value not attributable to credit losses are recognized in other comprehensive income. Recognition of a credit loss allowance does not reduce the amortized cost basis of the investment.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine whether a credit loss exists. The following are the key factors considered in this evaluation:

●	The extent to which fair value is less than amortized cost
●	Adverse changes to expected cash flows on a fixed maturity investment
●

The occurrence of a discrete credit event, including issuer default on a material obligation, bankruptcy filing, or a proposed reorganization under which creditors are asked to exchange claims for consideration having a fair value substantially lower than par

●	The probability that the Company will collect all contractual cash flows prior to maturity

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed, as follows:

Corporate Securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Municipal Securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Asset Backed Securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cashflows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed maturity securities in an unrealized loss position as of June 30, 2026, the Company evaluated whether the decline in fair value was attributable to credit losses or other factors, including changes in interest rates and market conditions. Based on this evaluation, the Company determined that no credit losses existed as of June 30, 2026. The Company does not intend to sell, nor does it believe it will be required to sell any of these securities before recovery of their amortized cost basis. Accordingly, no allowance for credit losses was recorded on fixed maturity securities as of June 30, 2026.

Note 4 – Fair Value Measurements

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of the process to determine fair value, the Company utilizes widely recognized third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

Corporate, Agencies, and Municipal Bonds: The pricing source employs a multi-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborative and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Assets measured at fair value on a recurring basis as of June 30, 2026, and December 31, 2025, were as summarized below:

	Quoted in active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
June 30, 2026	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$703,992	$-	$703,992
Municipal bonds - general obligations	-	9,995,002		9,995,002
Municipal bonds - special revenue	-	12,907,866		12,907,866
Corporate bonds - industrial and misc	-	16,305,944	-	16,305,944
Asset backed securities	-	1,062,208	898,176	1,960,384
Total fixed maturity securities	-	40,975,012	898,176	41,873,188
Redeemable preferred stock	-	-	-	-
Total AFS securities	-	40,975,012	898,176	41,873,188

Common stock	1,868,131	-	-	1,868,131
Total marketable investments measured at fair value	$1,868,131	$40,975,012	$898,176	$43,741,319

	Quoted in active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2025	(Level 1)	(Level 2)	(Level 3)	Total
Fixed maturity securities:
U.S. government	$-	$823,197	$-	$823,197
Municipal bonds - general obligations	-	8,047,918		8,047,918
Municipal bonds - special revenue	-	9,941,604	-	9,941,604
Corporate bonds - industrial and misc	-	12,508,346	-	12,508,346
Asset backed securities	-	621,195	898,176	1,519,371
Total fixed maturity securities	-	31,942,260	898,176	32,840,436
Redeemable preferred stock	-	591,360	-	591,360
Total AFS securities	-	32,533,620	898,176	33,431,796

Common stock	1,862,277	-	-	1,862,277
Perpetual preferred stock	-	91,248	-	91,248
Total marketable investments measured at fair value	$1,862,277	$32,624,868	$898,176	$35,385,321

As of both June 30, 2026, and December 31, 2025, the reported fair value of the Company’s investment in a Level 3 AFS asset backed security was $898,176. Fair value was determined by discounting the expected contractual cash-flows using two significant inputs: the interpolated treasury rate, corresponding to the weighted average life of the certificates, and an appropriate credit spread which was determined by considering the market spread for commercial mortgage-backed securities with similar characteristics (e.g., maturity, underlying assets, and credit worthiness).

	Beginning Balance at	Transfers into	Transfers out of	Total gains included in Net	Total (losses) gains included			Ending Balance at
June 30, 2026	1/1/2026	Level 3	Level 3	Income	in Equity	Purchases	Sales	6/30/2026
AFS securities:
Asset backed securities	$898,176	$-	$-	$-	$-	$-	$-	$898,176
Total AFS securities	$898,176	$-	$-	$-	$-	$-	$-	$898,176

	Beginning Balance at	Transfers into	Transfers out of	Total gains included in Net	Total (losses) gains included			Ending Balance at
December 31, 2025	1/1/2025	Level 3	Level 3	Income	in Equity	Purchases	Sales	12/31/2025
AFS securities:
Asset backed securities	$897,576	$-	$-	$-	$600	$-	$-	$898,176
Total AFS securities	$897,576	$-	$-	$-	$600	$-	$-	$898,176

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

There were no transfers in or out of level 3 in either period. Additionally, no securities were transferred in or out of levels 1 or 2 during either period.

Note 5 – Real Estate Held for the Production of Income

As of June 30, 2026, and December 31, 2025, ACP owned three commercial buildings, one of which is leased to the District of Columbia. One building is multi-tenant and the other two buildings are leased to single tenants. The leases are primarily triple net with varying rental terms. The properties comprised the following as of June 30, 2026, and December 31, 2025:

	June 30,	December 31,	Depreciable
	2026	2025	lives

Land	$11,999,958	$11,999,958
Building and improvements	21,457,097	21,457,097	39 years
Leasehold/tenant improvements	931,318	931,318	15 years
Furniture, fixtures & equipment	1,080,522	1,080,522	7 years

Real estate held for the production of income	35,468,895	35,468,895
Accumulated depreciation	(7,456,489)	(7,150,352)

Real estate held for the production of income, net	$28,012,406	$28,318,543

Depreciation expense for each of the six-month periods ending June 30, 2026 and 2025 was $306,136.

ACP’s future annual rental income from non-cancellable operating leases as of June 30, 2026, was as follows:

For the twelve-month period ending June 30

2027	$2,068,196
2028	2,172,820
2029	1,907,822
2030	1,902,115
2031	1,959,178
Thereafter	9,941,524
Future rental income from non-cancellable operating leases	$19,951,655

As described in Note 18, in April 2026 the ground-floor tenant at the real property owned by 2805 M Street, LLC provided notice purporting to terminate its lease, which 2805 M Street, LLC disputes and has rejected as ineffective. The tenant paid rent through April 2026 but did not pay base rent or triple-net expense reimbursements due for May and June 2026. For the six months ended June 30, 2026, the Company continued to recognize lease income under the lease and recorded an allowance against accounts receivable for the full $44 thousand billed for May and June 2026. Subsequent to June 30, 2026, following further evaluation of the tenant's claims with legal counsel, the Company determined that, while the dispute remains unresolved, it is no longer able to conclude, for accounting purposes, that collection of substantially all of the remaining lease payments is probable. Accordingly, beginning July 1, 2026, lease income under this lease will be recognized only to the extent cash is received. This accounting determination does not reflect any change in 2805 M Street, LLC's position that the lease remains in effect or in its rights and remedies under the lease. Any amounts recovered from the tenant, whether through a settlement or otherwise, will be recognized in income when realized.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The future rental income table above reflects contractual base rent payments under operating leases and includes $372 thousand of payments due under the ground-floor lease of the 2805 M Street property through its scheduled expiration in January 2028, of which $235 thousand is due in the twelve months ending June 30, 2027. As described above, pending resolution of the dispute with the tenant, the Company is no longer able to conclude for accounting purposes that collection of these payments is probable, and future rental income from the ground-floor space may differ materially depending on the outcome of the dispute and any re-leasing of the space.

In conjunction with the acquisition of the real estate, lease assets were acquired and are being amortized throughout the remaining terms of the leases. The lease assets as of June 30, 2026, and December 31, 2025, are as follows:

	June 30,	December 31,
	2026	2025

Leases in place	$4,163,966	$4,163,966
Accumulated amortization, leases in place	(2,178,619)	(2,073,201)
Leases in place, net of accumulated amortization	1,985,347	$2,090,765

Amortization expense for each the six-month periods ended June 30, 2026, and 2025 was $105,417.

Note 6 – Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs for the six-month periods ending June 30, 2026, and 2025 were as follows:

	2026	2025

Balance, January 1,	$528,160	$490,728
Acquisition costs deferred, during the period	1,065,639	500,359
Amortization charged to earnings	(977,666)	(492,188)

Balance, June 30	$616,133	$498,899

Note 7 – Right-of-Use Asset and Operating Lease Liability

The Company previously leased three office suites totaling 9,544 square feet in Chevy Chase, Maryland under an operating lease that commenced in July 2016 with an original 15-year term and an early termination option after the 10th lease year. The lease provided for a 2.5% annual increase in base rent on each anniversary of the lease commencement date. In accordance with ASC 842, Leases, the Company recorded an operating lease right-of-use asset and corresponding lease liability representing the discounted present value of future lease payments. On June 30, 2025, the Company exercised the early termination option, eliminating all remaining lease obligations related to the Chevy Chase premises as of that date.

Prior to the full lease termination, the Company had subleased the entire Chevy Chase office space under three separate sublease agreements. The first sublease commenced October 1, 2017, and was amended in 2024 to expire concurrently with the Company's early termination date of June 30, 2025. The second sublease commenced July 1, 2021, and expired June 30, 2024. In connection with the expiration of the second sublease, the landlord agreed to accept an early surrender of that portion of the leased premises effective September 30, 2024, in order to accommodate a new tenant, which resulted in a partial termination of the Company's head lease. In accordance with ASC 842, the Company remeasured and reduced its operating lease liability and right-of-use asset to reflect the surrender of that portion of the premises and recognized an immaterial gain on partial lease termination. The third sublease commenced June 1, 2022, and expired May 31, 2025. Sublease income was recognized on a straight-line basis over the respective sublease terms.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Consistent with the Company's expectation to exercise the early termination option, the Company had previously reduced the operating lease liability to the present value of committed future payments through the early termination date and recognized an impairment of the right-of-use asset in accordance with ASC 360, Property, Plant and Equipment, reducing its carrying value to zero. Upon exercise of the early termination option on June 30, 2025, the Company had no remaining right-of-use assets or lease liabilities related to the Chevy Chase premises.

In 2022, the Company entered into a lease for a 1,579-square-foot office suite in Bethesda, Maryland. This operating lease, as originally executed, was set to expire January 31, 2026, and provided for a 3.25% annual increase in base rent on each anniversary of the commencement date. In August 2025, the Company executed a lease amendment extending the term through January 31, 2029 (the "2026 Renewal Term"), with a 3.00% annual increase in base rent on each anniversary of the commencement date. In accordance with ASC 842, the Company remeasured its right-of-use asset and lease liability upon execution of the amendment in August 2025 to reflect the modified lease terms.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of June 30, 2026, and December 31, 2025:

June 30, 2026
Operating
Lease

Operating lease right-of-use office space	$160,136
Accumulated amortization	(36,567)
Operating lease right-of-use asset	$123,569

Operating lease liability	$130,335

December 31, 2025
Operating
Lease

Operating lease right-of-use office space	$160,136
Accumulated amortization	(14,435)
Operating lease right-of-use asset	$145,701

Operating lease liability	$143,019

The Company had lease expense of $25,958 and $98,847 for the six-month periods ending June 30, 2026, and 2025, respectively. In addition, the Company had sublease income of $0 and $62,413 for each of the six months then ended.

The components of lease expense and supplemental cash flow information related to leases for the periods ended June 30, 2026, and December 31, 2025, are as follows:

	June 30,	December 31,
	2026	2025

Cash paid for leases	$16,510	$298,492
Remaining lease term (in years)	2.58	3.08
Weighted average annual discount rate	5.60%	5.60%

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

	June 30,	December 31,
	2026	2025

Sum of remaining payments	$140,883	$157,394
Less: imputed interest	(10,548)	(14,375)
Operating lease liability, net	130,335	143,019

Annual future minimum lease payments for the lease outlined above as of June 30, 2026, is as follows:

Minimum
Commitments

2026	$20,724
2027	56,785
2028	58,488
2029	4,886
Thereafter	-

Future minimum lease payments	$140,883

Note 8 – Unpaid Losses and LAE

Activity in the liability for unpaid losses and LAE for the six months ended June 30, 2026, and 2025 was as follows:

	2026	2025

Balance, January 1,	$17,231,633	$12,344,042
Less reinsurance receivable	(3,530,752)	(2,014,624)
Net balance, January 1,	13,700,881	10,329,418
Incurred losses and LAE related to:
Current year	10,595,649	8,857,630
Prior years	28,345	(326,259)
Total incurred losses and LAE	10,623,994	8,531,371
Paid losses and LAE related to:
Current year	3,422,124	2,972,882
Prior years	4,073,452	2,568,455
Total paid losses and LAE	7,495,576	5,541,337

Net balance, June 30,	16,829,299	13,319,452
Plus reinsurance receivable	2,535,132	2,235,501
Balance, June 30,	$19,364,431	$15,554,953

As a result of changes in estimates for unpaid losses and LAE related to insured events of prior years, the liability for losses and LAE increased by $28,345 and decreased by $326,259 for the six months ended June 30, 2026, and 2025, respectively. The development for the six months ended June 30, 2026, was primarily attributable to re-estimation of unpaid losses and LAE from the 2024 accident year.

The Company made no significant changes in its reserving philosophy, key reserving assumptions or claims management personnel, and has made no significant offsetting changes in estimates that increased or decreased losses and LAE reserves in 2026 or 2025.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Company determines incurred but not reported (“IBNR”) reserves by subtracting the cumulative losses and LAE amounts the Company has paid, and the case reserves the Company has established at the balance sheet date from an actuarial estimate of the ultimate cost of losses and LAE. Accordingly, IBNR reserves include actuarial projections of the cost of unreported claims, as well as actuarial projected development of case reserves on known claims and reopened claims. The Company’s methodology for estimating IBNR reserves has been in place for several years, and the Company made no significant changes to that methodology during 2026 or 2025.

The Company generally prepares an initial estimate of ultimate losses and LAE for the current accident year by multiplying earned premium by an expected loss ratio for each line of business the Company writes. Expected loss ratios represent the Company’s expectation of losses at the time the Company prices and writes policies before the emergence of any actual claims experience. The Company determines an expected loss ratio by analyzing historical experience and adjusting for loss cost trends, loss frequency and severity trends, premium rate-level changes, reported and paid loss emergence patterns and other known or observed factors.

The Company is not aware of any claim trends that have emerged or that would cause future adverse development that have not already been contemplated in setting current carried reserves levels.

Note 9 - Reinsurance

The Company entered into an excess of loss reinsurance contract which provides the Company with excess of loss reinsurance coverage for commercial automobile liability losses, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations, occurring on or after June 1, 2019. Under the agreement coverage is provided for 100 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy. Aggregate limits under the reinsurance treaties are $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million.

Effective June 1, 2022, the Company’s reinsurance treaties provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 97.5 percent of losses in excess of $400,000 up to $1.6 million per occurrence per policy, including 97.5 percent of losses in excess of policy limits and 97.5 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties are $6.6 million for losses under $1.0 million and $2.0 million for losses in excess $1.0 million. Subject to the terms of the contract, the Company has retained a 2.5 percent share of the $1.6 million liability in excess of $400,000, which is not reinsured.

Effective June 1, 2023, the Company’s reinsurance treaties provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 100.0 percent of losses in excess of $500,000 up to $1.5 million per occurrence per policy, including 100 percent of losses in excess of policy limits and 100 percent of extra contractual obligations. Aggregate limits under the reinsurance treaties are $5.5 million for losses under $1.0 million and $3.0 million for losses in excess $1.0 million.

Effective June 1, 2026, the Company’s reinsurance treaties provide the Company with excess of loss reinsurance coverage for commercial automobile liability losses. Under the agreement coverage is provided for 80.0 percent of losses in excess of $500,000 up to $1.0 million per occurrence per policy, including 80 percent of losses in excess of policy limits and 80 percent of extra contractual obligations. Aggregate limits under the reinsurance treaty are $6,000,000.

On June 30, 2026, and December 31, 2025, the Company had ceded premiums payable of ($192,250) and ceded premiums receivable of $344,084, respectively. All reinsurance amounts recoverable are due from companies with financial strength ratings of “A” or better by A.M. Best.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The effect of reinsurance on premiums written, premiums earned, and loss and LAE incurred for the six-month periods ended on June 30, 2026, and 2025 is as follows:

	June 30, 2026			June 30, 2025
	Premium	Premium	Losses & LAE	Premium	Premium	Losses & LAE
	Written	Earned	Incurred	Written	Earned	Incurred

Direct	$20,018,647	$18,556,839	$10,659,165	$15,691,047	$15,712,469	$8,752,248
Ceded	(1,317,745)	(1,254,100)	(35,171)	(974,949)	(941,331)	(220,877)

Net	$18,700,902	$17,302,739	$10,623,994	$14,716,098	$14,771,138	$8,531,371

Note 10 – Goodwill and Other Intangibles

Goodwill

The carrying amount of the Company’s goodwill was $4,506,000 as of June 30, 2026, and December 31, 2025.

Other Intangible Assets

The following table presents the carrying amount of the Company’s other intangible assets as of June 30, 2026:

	Gross Carrying	Accumulated
	Amount	Amortization	Net
Agency Relationships	$1,930,000	$1,045,408	$884,592
Trade Name	130,000	112,676	17,324
Licenses	50,000	50,000	-
Total	$2,110,000	$1,208,084	$901,916

Amortization expense was $133,625 for the six months ended both June 30, 2026, and 2025.

Other intangible assets that have finite lives, including agency relationships, trade names and licenses, are amortized over their useful lives. As of June 30, 2026, the estimated amortization of other intangible assets with finite lives for the next five years and thereafter is as follows:

Year ending December 31,	Amount
2026	$133,625
2027	245,571
2028	241,248
2029	241,248
2030	40,224
Thereafter	-
$901,916

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 11 – Notes Payable

810 5th Street, LLC, a wholly owned subsidiary of ACP, has a commercial mortgage loan (the "810 5th Mortgage") with a financial institution that matures in February 2036 and bears interest at a fixed rate of 4.15% per annum. A balloon payment of the remaining mortgage totaling $9,145,371 is due at maturity. Debt service payments equal to 95% of 810 5th Street, LLC's net rental proceeds, less an amount for replacement reserves and fees, are due monthly. The 810 5th Mortgage is secured by the real property held by 810 5th Street, LLC and by lender-controlled restricted cash accounts, and is not guaranteed by FIC. Under the loan agreement, 810 5th Street, LLC is required to maintain a debt service reserve and a replacement reserve. As of June 30, 2026 and December 31, 2025, the debt service reserve totaled $135,836 and $131,852, respectively, and the replacement reserve totaled $126,619 and $120,493, respectively. The replacement reserve may be used only to fund approved capital expenditures at the property. The property held by 810 5th Street, LLC is leased to a single tenant, the District of Columbia, on a triple-net basis. The initial term of the lease expires in February 2036, at which time the tenant has an option to extend the term of the lease for an additional five years. As of June 30, 2026 and 2025, monthly debt service payments were $135 thousand and $131 thousand, respectively. The mortgage outstanding balance as of June 30, 2026 and December 31, 2025 was $19,933,763 and $20,200,254, net of $842,388 and $885,961 of unamortized finance costs, respectively.

2805 M Street, LLC, a wholly owned subsidiary of ACP, previously maintained a commercial mortgage loan (the "Old 2805 M Mortgage") with a financial institution requiring monthly payments of $18,970. The Old 2805 M Mortgage originally was scheduled to mature in November 2025 and carried an interest rate of 4.25%. In November 2025, the maturity date was extended to February 2026 and the interest rate increased to 6.50%. In March 2026, 2805 M Street, LLC obtained an additional 90-day extension while completing the refinancing process. The outstanding balance on the Old 2805 M Mortgage was $0 and $2,520,414 as of June 30, 2026 and December 31, 2025, respectively, net of unamortized finance costs of $0 for both periods reported. Finance costs incurred in connection with obtaining the Old 2805 M Mortgage were amortized over its term.

In May 2026, 2805 M Street, LLC refinanced the Old 2805 M Mortgage and obtained a new commercial mortgage loan (the "New 2805 M Mortgage") with an original principal balance of $2,000,000. The New 2805 M Mortgage bears interest at a fixed rate of 6.93% and requires monthly payments of principal and interest based on a 25-year amortization schedule. The New 2805 M Mortgage matures in May 2029, at which time the remaining principal balance becomes due, and includes a one-year extension option, subject to the satisfaction of certain conditions specified in the loan agreement. The New 2805 M Mortgage is secured by the real property owned by 2805 M Street, LLC and is guaranteed by Patrick J. Bracewell, the Company's Chairman, President and Chief Executive Officer. Mr. Bracewell received no guaranty fee or other consideration from 2805 M Street, LLC or the Company in connection with providing this guaranty. Finance costs incurred in connection with obtaining the New 2805 M Mortgage are being amortized over its term.

In connection with the refinancing, 2805 M Street, LLC deposited $475,000 into an interest-bearing cash collateral account. As of June 30, 2026, the balance of the cash collateral account, including accrued interest, totaled $475,659. Under the terms of the New 2805 M Mortgage, the funds may be released upon the commencement of a qualifying lease extension with the existing first-floor tenant or upon execution and commencement of a qualifying replacement lease and may also be used to fund tenant improvements and leasing commissions associated with a qualifying replacement lease. As described in Note 18, in April 2026 the ground-floor tenant provided notice purporting to terminate its lease. If the specified leasing conditions are not met, the funds will remain pledged as collateral under the New 2805 M Mortgage.

The New 2805 M Mortgage contains customary financial and operating covenants and grants the lender a right of setoff with respect to certain deposit accounts maintained by the borrower. The outstanding balance of the New 2805 M Mortgage was $1,933,465 at June 30, 2026, net of unamortized financing costs of $64,292.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

717 8th Street, LLC, a wholly owned subsidiary of ACP, previously maintained a commercial mortgage loan with a financial institution that matured in November 2025. 717 8th Street, LLC refinanced this commercial mortgage loan with Trustar Bank, a related party in which the Company holds a minority equity interest and has board representation, obtaining a new mortgage loan (the "717 8th Mortgage") with a principal balance of $2,200,000. The 717 8th Mortgage bears interest at a fixed rate of 6.27%. Interest-only payments are required monthly during the first year of the loan. Beginning in the second year, monthly payments of principal and interest are due based on a 25-year amortization schedule. The 717 8th Mortgage matures in November 2030, at which time the remaining principal balance becomes due. The 717 8th Mortgage contains an option to extend the maturity date for an additional 5 years provided certain terms and conditions are met. The 717 8th Mortgage is secured by the underlying real property owned by 717 8th Street LLC, is guaranteed by the Parent Company, and provides the lender with a right of setoff with respect to deposit accounts held by the borrower and its affiliates. The outstanding balance of the 717 8th Mortgage was $2,164,419 as of June 30, 2026, net of $35,581 of unamortized finance costs. The outstanding balance of the 717 8th Mortgage was $2,157,204 as of December 31, 2025, net of $42,796 of unamortized finance costs. Finance costs incurred in connection with obtaining the 717 8th Mortgage are being amortized over its term using the effective interest method. The property held by 717 8th Street, LLC is leased to a commercial tenant on a triple-net basis.

Under the terms of each of the credit facilities, each of the borrowers has granted the bank a right of set-off so that, in the event of a default, the bank may set-off the balance in the defaulting borrower's account against amounts owed to the bank. On June 30, 2026, and December 31, 2025, amounts included in cash and cash equivalents that were subject to the right of set-off were as follows:

	June 30,	December 31,
Borrower	2026	2025

717 8th Street LLC	$2,200,000	$2,200,000
2805 M Street LLC	122,451	62,442
2805 M Street LLC - restricted cash, including escrow deposits	507,869	-
Total	$2,830,320	$2,262,442

Current and long-term debt maturity on June 30, 2026, and December 31, 2025 were as follows:

	June 30,	December 31,
	2026	2025

Current maturity	$845,057	$3,282,378
Current portion of unamortized finance costs	(117,397)	(95,871)
Current maturity, net of unamortized finance costs	$727,660	$3,186,507

Long-term maturity	24,128,851	22,524,251
Long-term portion of unamortized finance costs	(824,864)	(832,886)
Long-term maturity, net of unamortized finance costs	23,303,987	21,691,365

Notes payable	$24,031,647	$24,877,872

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Annual total debt maturities as of June 30, 2026, for the twelve-month period ending June 30 were as follows:

For the twelve-month period ending June 30

2027	$845,057
2028	948,472
2029	2,942,145
2030	1,105,023
2031	3,214,695
Thereafter	15,918,516
Total notes payable	24,973,908
Unamortized finance costs	(942,261)
Notes payable, net of unamortized finance costs	$24,031,647

Note 12 – Preferred Stock

The Company has authorized 1,000,000 shares of preferred stock, without par value, of which 550,000 shares have been designated as Series A 8.5% Cumulative Convertible Preferred Stock ("Series A Preferred") and were issued and outstanding at June 30, 2026 and December 31, 2025. The Series A Preferred has an original issue price of $10.00 per share, or $5,500,000 in the aggregate, and is carried at $5,227,000, net of issuance costs.

Holders are entitled to cumulative dividends of $0.85 per share per annum, which accrue whether or not declared and are payable when declared by the Board of Directors or upon conversion, redemption or liquidation. No dividend may be paid on any other class of capital stock unless holders of the Series A Preferred first, or simultaneously, receive all accrued and unpaid dividends. Dividends of $233,750 were declared and paid during each of the six months ended June 30, 2026 and 2025, and none were accrued and unpaid at either balance sheet date. Upon liquidation, holders are entitled to $10.00 per share plus accrued and unpaid dividends before any distribution to holders of common stock, an aggregate preference of $5,500,000.

Each share is convertible at the holder's option into common stock at a conversion price of $12.00 per share, or 458,333 shares in the aggregate at June 30, 2026, subject to customary anti-dilution adjustment. On or after the tenth anniversary of the original issue date, the Company may at its election redeem the Series A Preferred at $10.00 per share plus accrued and unpaid dividends. Holders have no right to require redemption.

Holders vote with the common stock on an as-converted basis, and a majority of the outstanding Series A Preferred must approve amendments adverse to the series, the authorization of any senior security, and certain other actions.

Note 13 – Earnings Per Share

Basic earnings per share is computed by dividing net income attributable to Forge Group, Inc., less dividends accumulated on the Series A Preferred and earnings allocated to participating securities, by the weighted-average number of common shares outstanding during the period. Unvested restricted stock awards carry non-forfeitable dividend rights and are therefore participating securities, to which undistributed earnings are allocated under the two-class method. Participating securities are not allocated losses.

Diluted earnings per share is computed by adjusting the weighted-average number of common shares outstanding for the dilutive effect of outstanding stock options, determined using the treasury stock method, and of the Series A Preferred, determined using the if-converted method. Potential common shares are included only when their effect is dilutive.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

	For the six months ended
	June 30,	June 30,
	2026	2025

Numerator:
Net income attributable to Forge Group, Inc.	$1,754,848	$1,241,178
Less: dividends accumulated on Series A Preferred	(233,750)	(233,750)
Net income available to common shareholders	1,521,098	1,007,428
Less: undistributed earnings allocated to participating securities	(9,329)	(7,872)
Numerator for basic earnings per share	1,511,769	999,556
Add: dividends accumulated on Series A Preferred	233,750	-
Numerator for diluted earnings per share	1,745,519	999,556

Denominator:
Weighted-average common shares outstanding — basic	2,065,988	2,052,672
Dilutive effect of stock options	66,744	41,959
Shares issuable upon conversion of Series A Preferred	458,333	-
Weighted-average common shares outstanding — diluted	2,591,065	2,094,631

Basic earnings per share	$0.73	$0.49
Diluted earnings per share	$0.67	$0.48

For the six months ended June 30, 2025, 458,333 shares of common stock issuable upon conversion of the Series A Preferred were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

Note 14 – Employee Benefits

401(k) Plan

In 2007, the Company introduced a Safe Harbor 401(k) plan for its employees. Contributions of 3% of each employee’s compensation are made each year. The Company’s accrued contributions for the six-month periods ending June 30, 2026, and 2025 were $64,986 and $49,032, respectively.

Defined Benefit Pension Plan

The Company has a non-contributory defined benefit pension plan (the “Pension”). The Pension benefits are based on years of service and the employee’s compensation. The Pension covered all employees of FIC who had completed one year of service and attained age 21 before June 20, 2006. As of June 20, 2006, the Company decided to freeze the accrual of the future benefits for the Pension. Accordingly, there have not been, nor will there be, additional benefits credited to plan participants after June 20, 2006.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

For the six-month periods ending June 30, 2026, and 2025, the components of the net periodic benefit costs related to the pension plan were as follows:

	June 30,	June 30,
	2026	2025
Net periodic benefit costs:
Interest costs	$95,995	$101,807
Expected return on plan assets	(128,838)	(119,964)
Amortization of actuarial loss	11,770	23,548
Total net periodic benefit costs	$(21,074)	$5,391

The Company made a contribution in the amount of $23,693 to the defined benefit plan during the six-month periods ended June 30, 2026 and a contribution of $37,670 to the defined benefit plan during the six-month period ended June 30, 2025.

ESOP

In connection with our public offering, the Company established an employee stock ownership plan (the “ESOP”). The ESOP borrowed from the Company to purchase 202,950 shares in the offering. The issuance of the shares to the ESOP resulted in a contra account established in the equity section of the balance sheet for the unallocated shares at an amount equal to their $10.00 per share purchase price.

The Company may make discretionary contributions to the ESOP and pay dividends on unallocated shares to the ESOP. The Company makes annual contributions to the ESOP sufficient to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation. The Company repurchases shares from participants that have left our employment. The Company made no contributions to the ESOP for the six months ending June 30, 2026, or for the 6 months ending June 30, 2025.

A compensation expense charge is booked monthly during each year for the shares committed to be allocated to participants that year, determined with reference to the fair market value of our stock at the time the commitment to allocate the shares is accrued and recognized. For the six months ended June 30, 2026, the Company recognized $161,145 related to 10,148 shares of our common stock that are committed to be released to participants’ accounts for 2026. For the six months ended June 30, 2025, the Company recognized compensation expense of $136,991 related to 10,148 shares of our common stock that were committed to be released to participants accounts for 2025.

Share-based Compensation

In connection with our conversion and public offering, the Company established the Forge Group, Inc. 2021 Stock and Incentive Plan (the “Plan”). The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting, retaining, and motivating employees and non-employee directors. The Plan provides for the grant of restricted stock awards, restricted stock unit awards, qualified stock options and nonqualified stock options.

The total aggregate number of shares of common stock that may be issued under the Plan shall not exceed 287,000 shares, subject to adjustments as provided in the Plan. No eligible participant may be granted any awards for more than 100,000 shares in the aggregate in any calendar year, subject to adjustments in accordance with the Plan.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

The Board of Directors has granted restricted stock awards to non-employee directors annually since March of 2022. Additionally, the Board of Directors granted a restricted stock award to one employee officer in March of 2023. The restricted stock awards vest over various periods. Dividend equivalents on restricted stock awards are accrued during the vesting period and paid in cash at the end of the vesting period but are subject to forfeiture until the underlying shares become vested. Participants do not have voting rights with respect to unvested restricted stock grants. The Company recognizes stock-based compensation costs for restricted stock awards based on the grant date fair value. The compensation costs are expensed over the vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs. No forfeitures are currently estimated.

A summary of the Company’s outstanding and unearned restricted stock awards is presented below:

		Weighted-Average
		Grant Date Fair
	Shares	Value Per Share
Restricted shares outstanding and unearned at January 1, 2025	19,583	10.33
Shares granted during 2025	6,500	11.83
Shares earned during 2025	(9,917)	10.54
Restricted shares outstanding and unearned at June 30, 2025	16,166	$10.81

Restricted shares outstanding and unearned at January 1, 2026	16,166	10.81
Shares granted during 2026	6,500	13.94
Shares earned during 2026	(9,917)	11.23
Restricted shares outstanding and unearned at June 30, 2026	12,749	$12.08

The Board of Directors has awarded qualified and non-qualified stock options. The options vest over various periods or performance objectives. The Company recognizes stock-based compensation costs for stock options based on the grant date fair value. The compensation costs are normally expensed over the actual or estimated vesting periods to each vesting date. Estimated forfeitures are included in the determination of compensation costs.

A summary of the Company’s outstanding and unearned option awards is presented below:

		Weighted-Average
		Grant Date Fair
	Shares	Value Per Share
Options outstanding and unearned at January 1, 2025	88,310	10.30
Options granted during 2025	9,700	11.50
Options earned during 2025	(14,710)	10.22
Options outstanding and unearned at June 30, 2025	83,300	$10.45

Options outstanding and unearned at January 1, 2026	79,967	10.45
Options granted during 2026	14,950	13.50
Options earned during 2026	(16,173)	10.36
Options outstanding and unearned at June 30, 2026	78,744	$11.05

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 15 – Other Comprehensive Income

The following tables summarize the net change in after-tax accumulated other comprehensive income for the six months ending June 30, 2026, and 2025 and significant amounts reclassified out of accumulated other comprehensive income for the six months ending June 30, 2026, and 2025.

	Net unrealized		Accumulated other
	gains (losses) on	Defined	comprehensive
	AFS securities	Benefit Plan	income (loss)

Balance at January 1, 2025	$(653,783)	$(1,060,486)	$(1,714,269)

Other Comprehensive income before reclassifications	436,927	-	436,927
Reclassifications from accumulated other comprehensive income	-	-	-

Balance at June 30, 2025	$(216,856)	$(1,060,486)	$(1,277,342)

Balance at January 1, 2026	$(62,764)	$(713,255)	$(776,019)

Other Comprehensive income before reclassifications	(481,697)	(18,718)	(500,415)
Reclassifications from accumulated other comprehensive income	95,872	-	95,872

Balance at June 30, 2026	$(448,589)	$(731,973)	$(1,180,562)

Note 16 – Related Parties

In 2019, the Company made an investment in Trustar Bank (“Trustar”), a newly formed financial institution. Certain members of the Board of Directors of the Company maintain board of directors and executive management positions at Trustar. Accordingly, Trustar is considered a related party. The carrying value, which approximated fair value, of the investment in Trustar was $275,240 and $266,049 on June 30, 2026, and December 31, 2025, respectively.

On August 29, 2022, the Company’s Finance and Investment Committee approved an investment commitment of $2,500,000 to Mutual Capital Investment Fund, LP (“MCIF”). The Company had a carrying value in the investment of $2,213,842 and a remaining unfunded commitment to MCIF of $612,922 as of June 30, 2026. MCIF is an investment fund that is focused on providing capital to mutual insurance companies in the U.S. property and casualty insurance segment. MCIF is also a related party of the Company because it is the Company’s largest stockholder. Jason Wolfe, a director of the Company, serves as the President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), which serves as the investment adviser for MCIF.

In May 2026, 2805 M Street, LLC, an indirect subsidiary of the Company, obtained a commercial mortgage loan (the "New 2805 M Mortgage") with an original principal balance of $2,000,000, as described in Note 11. The New 2805 M Mortgage is guaranteed by Patrick J. Bracewell, the Company's Chairman, President and Chief Executive Officer. Mr. Bracewell received no guaranty fee or other consideration from 2805 M Street, LLC or the Company in connection with providing this guaranty.

Note 17 – Treasury Stock

In December 2025, the Company’s Board of Directors approved a stock repurchase plan pursuant to which the Company may repurchase up to $1,000,000 of its outstanding shares of common stock. The stock repurchase plan covers the repurchase of shares of common stock commencing no earlier than January 1, 2026, and expiring December 31, 2026 (the “2026 Stock Repurchase Plan”). The Company did not make any share repurchases during the six-month period ending June 30, 2026.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

In December 2024, the Company’s Board of Directors approved a stock repurchase plan pursuant to which the Company may repurchase up to $1,000,000 of its outstanding shares of common stock. The stock repurchase plan covered the repurchase of shares of common stock commencing no earlier than January 1, 2025, and expiring December 31, 2025 (the “2025 Stock Repurchase Plan”). In January 2025, the Company repurchased 6,452 of its outstanding shares of common stock in a single transaction at a price of $11.25 per share. The total cash used for this share repurchase was $73,014, inclusive of commissions and transaction processing fees of $429.

Note 18 – Commitments and Contingencies

Litigation

The Company is party to numerous claims, losses, and litigation matters that arise in the normal course of business for the Company’s wholly owned insurance subsidiary, FIC. Many of such claims, losses, or litigation matters involve claims under policies that the Company underwrites as an insurer. The Company believes that the resolution of these claims and any resulting losses will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

2805 M Street Tenant Lease Dispute

In April 2026, the ground-floor tenant at the real property owned by 2805 M Street, LLC provided notice purporting to terminate its lease. 2805 M Street, LLC, as landlord, disputes the validity of the termination and has rejected it as ineffective. The matter is not the subject of any litigation as of the date these financial statements were issued. For financial reporting purposes, the Company continued to recognize lease income under the lease through June 30, 2026, and recorded a full allowance against the related unpaid receivables. As described in Note 20, effective July 1, 2026, lease income under this lease is recognized only to the extent cash is received. Any recovery of damages or other amounts from the tenant represents a gain contingency that will be recognized only if and when realized.

Note 19 – Income Taxes

The Company files a U.S. federal income tax return that includes the income or loss of its includible subsidiaries. State tax returns are filed depending on applicable laws. The Company records adjustments related to prior years' taxes during the period in which they are identified, generally when the tax returns are filed.

The Company recorded an income tax benefit of $1,067,312 for the six months ended June 30, 2026, compared to income tax expense of $3,924 for the six months ended June 30, 2025. The benefit recorded in 2026 resulted from the release of the $1,384,143 valuation allowance on the Company's deferred tax assets described below, partially offset by current and deferred income tax expense on earnings for the period.

Current income tax expense for the six months ended June 30, 2026 reflects federal income tax on taxable income in excess of the net operating loss carryforwards available for utilization in the period under the Section 382 annual limitation described below, together with state and local income and franchise taxes.

Valuation Allowance

As of December 31, 2025, the Company maintained a valuation allowance of $1,384,143 against the deferred tax assets of its consolidated federal tax group, resulting in no net deferred tax asset being recognized with respect to that group as of that date. In establishing that allowance, the Company had given significant weight to its cumulative pre-tax loss position over the preceding three-year period, which represented objectively verifiable negative evidence. A net deferred tax asset of $217,000 relating to ACP's District of Columbia franchise tax was recognized as of December 31, 2025.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

During the six months ended June 30, 2026, the Company emerged from a three-year cumulative pre-tax loss position. In evaluating the realizability of its deferred tax assets as of June 30, 2026, the Company considered all available positive and negative evidence, including its cumulative pre-tax earnings over the most recent three-year period, the sustained improvement in underwriting results and growth in net premiums earned, projected future taxable income, the scheduled reversal of existing taxable temporary differences, the annual limitation on utilization of its net operating loss carryforwards under Section 382 of the Internal Revenue Code, and the periods over which such carryforwards may be utilized. Based on the weight of this evidence, the Company concluded that it is more likely than not that the full amount of its deferred tax assets will be realized and released the valuation allowance during the period. Accordingly, no valuation allowance was recorded as of June 30, 2026.

The portion of the release attributable to deferred tax assets existing as of the beginning of the year reflects a change in judgment regarding realizability in future years and was recognized as a discrete item in the six months ended June 30, 2026, rather than through the estimated annual effective tax rate.

The Company's assessment of the realizability of its deferred tax assets requires significant judgment. Should actual results differ from the Company's projections of future taxable income, or should the Company's expectations regarding future results change, a valuation allowance may be required in future periods.

Net Operating Loss Carryforwards

As of June 30, 2026, the Company had federal net operating loss carryforwards of $9,799,351, compared to $10,080,156 as of December 31, 2025. These carryforwards were generated by FIC and, under Section 172(b)(1)(C) of the Internal Revenue Code, may be carried back two years and carried forward twenty years from the year in which they arose. The carryforwards begin to expire in 2037. Net operating losses of a property and casualty insurance company are not subject to the limitation restricting the net operating loss deduction to 80% of taxable income that applies to losses arising in tax years beginning after December 31, 2017.

The Company experienced an ownership change as defined under Section 382 of the Internal Revenue Code in March 2022. As a result, utilization of the carryforwards is subject to an annual limitation of approximately $562,000, and limitation not utilized in a given year is available for use in subsequent years. The carryforwards are also subject to separate return limitation year rules, which generally restrict their use to offsetting taxable income generated by FIC rather than by the consolidated group. The Company has considered the effect of these limitations, together with the expiration periods of the underlying carryforwards, in assessing the realizability of the related deferred tax assets, and expects the annual limitation, including limitation carried forward from prior years, to be sufficient to permit utilization of the carryforwards prior to their expiration.

Uncertain Tax Positions

As of June 30, 2026 and December 31, 2025, the Company had no unrecognized tax benefits, no accrued interest and penalties, and no significant uncertain tax positions. No interest and penalties were recognized during the six-month periods ended June 30, 2026 or 2025.

Generally, taxing authorities may examine the Company's tax returns for three years from the date of filing. The Company's tax returns for the years ended December 31, 2023 through December 31, 2025 remain subject to examination.

Forge Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 20 – Subsequent Events

The Company has evaluated events and transactions occurring subsequent to June 30, 2026 through September 17, 2026, the date on which these unaudited consolidated financial statements were issued.

2805 M Street Tenant Lease Dispute

As described in Notes 5 and 18, in April 2026 the ground-floor tenant at the real property owned by 2805 M Street, LLC provided notice purporting to terminate its lease, which 2805 M Street, LLC disputes and has rejected as ineffective. Subsequent to June 30, 2026, following further evaluation of the tenant's claims with legal counsel, the Company determined that, while the dispute remains unresolved, it is no longer able to conclude for accounting purposes that collection of substantially all of the remaining lease payments under the lease is probable. Accordingly, effective July 1, 2026, lease income under this lease is recognized only to the extent cash is received, and the receivable and straight-line rent receivable balances associated with the lease were derecognized in the third quarter of 2026. These amounts were not material to the consolidated financial statements.

The future rental income disclosed in Note 5 includes $372 thousand of contractual base rent payable under this lease through its scheduled expiration in January 2028, of which $235 thousand is due in the twelve months ending June 30, 2027. None of these amounts will be recognized as income unless and until collected. This accounting determination does not reflect any change in 2805 M Street, LLC's position that the lease remains in effect or in its rights and remedies under the lease.

The matter is not the subject of any litigation as of the date these financial statements were issued. 2805 M Street, LLC has undertaken interior improvements to the ground-floor and second-floor space and has engaged a third-party asset management firm to market the space for re-lease. Under the terms of the New 2805 M Mortgage described in Note 11, the cash collateral account may be applied toward tenant improvements and leasing commissions associated with a qualifying replacement lease.

Director Share Repurchase

In September 2026, the disinterested members of the Board of Directors authorized the Company to repurchase 4,000 shares of common stock, representing less than 1% of shares outstanding, from a non-employee director at a price of $18.00 per share, for an aggregate purchase price of $72,000. The purchase price, which is below the Company’s book value per share, was determined in accordance with a pricing methodology adopted by the Board for repurchases of shares from directors. The repurchase had not closed as of the date these financial statements were issued. The repurchased shares will be held as treasury stock.

No other events occurring subsequent to June 30, 2026 were identified that require recognition or disclosure in these consolidated financial statements.

ITEM 4. EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation of Forge Group, Inc.**
2.2	Bylaws of Forge Group, Inc.**
3.1	Amended and Restated Amalgamated Casualty Insurance Company Plan of Conversion from Mutual to Stock Form adopted February 3, 2021.**
3.2	Form of Stock Certificate of Forge Group, Inc.**
3.3	Statement with Respect to Shares for Series A 8.5% Cumulative Convertible Preferred Stock of Forge Group, Inc.**
4.1	Stock Order Form and Instructions**
6.1	Forge Group, Inc. 2021 Stock Incentive Plan**
6.2	Form of Non-Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.3	Form of Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.4	Form of Restricted Stock Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**
6.5

Automobile Excess of Loss Reinsurance Contract dated June 1, 2020, between Amalgamated Casualty Insurance Company, Swiss Reinsurance America Corporation, Renaissance Reinsurance US, Inc. and Odyssey Reinsurance Company**

6.6	Forge Group, Inc. Employee Stock Ownership Plan**
6.7	Employment Agreement dated January 5, 2022, between Forge Group, Inc., Amalgamated Casualty Insurance Company and Patrick J. Bracewell**
6.8	Form of Restricted Stock Unit Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan.**
7.1	Stock Purchase Agreement dated April 7, 2021, between Amalgamated Specialty Group, Inc. and MCW Holdings, Inc.**
8.1	Form of Escrow Agreement among Griffin Financial Group, LLC, Amalgamated Casualty Insurance Company, Forge Group, Inc., and Computershare Trust Company, N.A.**

** Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):                  Forge Group, Inc.

This report has been signed by the following persons in the capacities and on the dates indicated.

By:         /s/ Patrick J. Bracewell

Name: Patrick J. Bracewell

Title: Chairman, President and Chief Executive Officer

(Principal Executive Officer)

(Date): September 17, 2026

By:         /s/ Stephanie E. Taylor

Name: Stephanie E. Taylor

Title: Vice President, Treasurer, and Chief Financial Officer

(Principal Financial Officer, Principal Accounting Officer)

(Date): September 17, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Patrick J. Bracewell	Chairman, President and Chief Executive Officer	September 17, 2026
Patrick J. Bracewell

/s/ Shaza L. Andersen	Director	September 17, 2026
Shaza L. Andersen

/s/ Fred L. Brewer	Director	September 17, 2026
Fred L. Brewer

/s/ Jason K. Wolfe	Director	September 17, 2026
Jason K. Wolfe